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Exhibit 2

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of MI Developments Inc. (the "Company") is responsible for the preparation and presentation of the consolidated financial statements and all the information in the 2010 Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include a reconciliation to Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with information contained in the consolidated financial statements. The consolidated financial statements have been audited by the independent auditors, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2010 and based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting is effective. The Company has excluded from the scope of assessment of internal control over financial reporting the operations and related assets of the Racing & Gaming Business acquired on April 30, 2010, which include Santa Anita Park, Golden Gate Fields, Gulfstream Park (including the joint venture interest in The Village at Gulfstream ParkTM ), The Maryland Jockey Club, Portland Meadows, AmTote International, Inc. and XpressBet, Inc. At December 31, 2010, the Racing & Gaming Business had total assets and net assets of $531 million and $411 million, respectively, and for the period from May 1, 2010 to December 31, 2010, had total revenues and net loss of $184 million and $77 million, respectively. The Company's Chief Executive Officer and Interim Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), have provided a SOX-related certification in connection with the Company's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. According to Multilateral Instrument 52-109, a similar certification is provided to the Canadian Securities Administrators.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

FRANK STRONACH	JOHN SIMONETTI
Chief Executive Officer and Chairman	Interim Chief Financial Officer

Toronto, Canada
March 10, 2011

58 MI Developments Inc. 2010

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 MI Developments Inc.

We have audited the accompanying consolidated financial statements of MI Developments Inc. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Toronto, Canada	Chartered Accountants
March 10, 2011	Licensed Public Accountants

MI Developments Inc. 2010 59

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER
THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
(UNITED STATES)

The Board of Directors and Shareholders of
 MI Developments Inc.

We have audited MI Developments Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position, under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over financial reporting of the operations and related assets of the Racing & Gaming Business acquired on April 30, 2010, which include Santa Anita Park, Golden Gate Fields, Gulfstream Park (including the joint venture interest in The Village at Gulfstream Park), The Maryland Jockey Club, Portland Meadows, AmTote International, Inc. and XpressBet, Inc. At December 31, 2010, the Racing & Gaming Business had total assets and net assets of $531 million and $411 million, respectively, and for the period from May 1, 2010 to December 31, 2010, had total revenues and net loss of $184 million and $77 million, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Racing & Gaming Business.

60 MI Developments Inc. 2010

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss, changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information of the Company and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Toronto, Canada	Chartered Accountants
March 10, 2011	Licensed Public Accountants

MI Developments Inc. 2010 61

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)

As at December 31,	Note	2010	2009
ASSETS
Current assets:
Cash and cash equivalents		$85,407	$135,163
Restricted cash		9,334	458
Accounts receivable		30,029	1,796
Income taxes receivable		2,184	1,723
Current portion of receivable from Reorganized MEC	2	11,953	—
Inventories		4,763	—
Prepaid expenses and other		12,078	1,007

		155,748	140,147
Receivable from Reorganized MEC	2	15,000	—
Real estate properties, net	5	1,665,001	1,389,845
Fixed assets, net	6	15,222	233
Other assets	7	42,985	2,065
Loans receivable from MEC, net	3	—	362,404
Deferred rent receivable		13,420	13,607
Intangible assets, net	8	24,753	—
Goodwill	9	8,603	—
Future tax assets	10	3,596	9,850

Total assets		$1,944,328	$1,918,151

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	11	$13,071	$—
Accounts payable and accrued liabilities	12	70,753	21,176
Income taxes payable		24,291	10,704
Due to MEC	3	—	458
Long-term debt due within one year	13	2,254	220
Deferred revenue		6,376	5,243

		116,745	37,801
Long-term debt	13	—	2,143
Senior unsecured debentures, net	13	264,312	250,841
Other long-term liabilities	14	4,340	—
Future tax liabilities	10	66,551	37,824

Total liabilities		451,948	328,609

Shareholders' equity:
Class A Subordinate Voting Shares
(Shares issued — 46,160,564)	15	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	15	17,866	17,866
Contributed surplus	16	59,020	58,575
Deficit		(266,535)	(191,169)
Accumulated other comprehensive income	17	175,941	198,182

Total shareholders' equity		1,492,380	1,589,542

Total liabilities and shareholders' equity		$1,944,328	$1,918,151

Commitments and contingencies	25
See accompanying notes
On behalf of the Board:

Director	Director

62 MI Developments Inc. 2010

Consolidated Statements of Loss
(U.S. dollars in thousands, except per share figures)

Years ended December 31,	Note	2010(1)	2009(2)	2008
Revenues
Rental revenue		$172,656	$170,929	$178,575
Interest and other income from MEC	3	1,824	43,469	—
Racing, gaming and other revenue		183,880	152,935	591,998

		358,360	367,333	770,573

Operating costs, expenses and income
Purses, awards and other		100,945	82,150	280,900
Operating costs		90,655	55,274	269,358
General and administrative		76,524	53,071	85,512
Depreciation and amortization		50,437	48,334	88,915
Interest expense, net		16,447	18,985	42,832
Foreign exchange losses (gains)		(16)	8,104	(799)
Equity loss (income)	7	29,501	(65)	3,042
Write-down of long-lived and intangible assets	20	44,159	4,498	126,228
Impairment provision (recovery) related to loans receivable from MEC	3(a)	(9,987)	90,800	—

Operating income (loss)		(40,305)	6,182	(125,415)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	1(c)	—	(46,677)	—
Gain (loss) on disposal of real estate	5(b)	(1,205)	206	—
Other gains (losses), net	3(c), 7, 17	1,913	(7,798)	5,481
Purchase price consideration adjustment	2(c)	21,027	—	—

Loss before income taxes		(18,570)	(48,087)	(119,934)
Income tax expense (recovery)	10	33,442	1,737	(18,915)

Loss from continuing operations		(52,012)	(49,824)	(101,019)
Income (loss) from discontinued operations	4	—	1,227	(37,081)

Net loss		(52,012)	(48,597)	(138,100)
Add net loss attributable to the noncontrolling interest	18	—	6,308	125,828

Net loss attributable to MID		$(52,012)	$(42,289)	$(12,272)

Income (loss) attributable to MID from
— continuing operations		$(52,012)	$(43,153)	$6,334
— discontinued operations	4	—	864	(18,606)

Net loss attributable to MID		$(52,012)	$(42,289)	$(12,272)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share	21
— continuing operations		$(1.11)	$(0.93)	$0.14
— discontinued operations		—	0.02	(0.40)

Total		$(1.11)	$(0.91)	$(0.26)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year (in thousands)	21
— Basic and diluted		46,708	46,708	46,708

See accompanying notes

(1)
The results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).
(2)
The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc. 2010 63

Consolidated Statements of Comprehensive Loss
(U.S. dollars in thousands)

Years ended December 31,	Note	2010	2009	2008
Net loss		$(52,012)	$(48,597)	$(138,100)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes	17, 18	—	171	(1,082)
Foreign currency translation adjustment	17, 18	(22,079)	48,241	(88,403)
Recognition of foreign currency translation loss (gain) in net loss		(42)	7,798	—
Change in net unrecognized actuarial pension losses		(120)	—	(1,134)
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC	1(c), 17	—	(19,850)	—

Comprehensive loss		(74,253)	(12,237)	(228,719)
Add comprehensive loss attributable to the noncontrolling interest	18	—	6,303	127,007

Comprehensive loss attributable to MID		$(74,253)	$(5,934)	$(101,712)

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)

Years ended December 31,	2010	2009	2008
Deficit, beginning of year	$(191,169)	$(120,855)	$(80,558)
Net loss attributable to MID	(52,012)	(42,289)	(12,272)
Dividends	(23,354)	(28,025)	(28,025)

Deficit, end of year	$(266,535)	$(191,169)	$(120,855)

See accompanying notes

64 MI Developments Inc. 2010

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

Years ended December 31,	Note	2010(1)	2009(2)	2008
OPERATING ACTIVITIES
Loss from continuing operations		$(52,012)	$(49,824)	$(101,019)
Items not involving current cash flows	22(a)	110,684	149,655	189,165
Changes in non-cash working capital balances	22(b)	30,131	3,363	2,628

Cash provided by operating activities		88,803	103,194	90,774

INVESTING ACTIVITIES
Acquisition of Transferred Assets, net of cash acquired	2(c)	(50,520)	—	—
Proceeds from the sale of 49% interest in The Maryland Jockey Club, net of cash disposed	7	22,696	—	—
Real estate and fixed asset additions		(15,290)	(12,075)	(48,867)
Proceeds on disposal of real estate and fixed assets, net		—	692	34,123
Increase in other assets		(14,770)	(9,955)	(14,346)
Loan repayments from MEC		60,794	10,632	—
Loan advances to MEC, net		(13,804)	(54,072)	—
Reduction in cash from deconsolidation of MEC		—	(31,693)	—

Cash used in investing activities		(10,894)	(96,471)	(29,090)

FINANCING ACTIVITIES
Proceeds from bank indebtedness		77,077	18,048	61,052
Repayment of bank indebtedness		(106,091)	(18,597)	(60,806)
Issuance of long-term debt, net		—	—	6,802
Repayment of long-term debt		(74,264)	(5,073)	(13,331)
Shares purchased for cancellation		—	—	(10)
Disgorgement payment received from noncontrolling interest	18	—	420	—
Dividends paid		(23,354)	(28,025)	(28,025)

Cash used in financing activities		(126,632)	(33,227)	(34,318)

Effect of exchange rate changes on cash and cash equivalents		(1,033)	5,235	(16,357)

Net cash flows provided by (used in) continuing operations		(49,756)	(21,269)	11,009

DISCONTINUED OPERATIONS
Cash provided by operating activities		—	1,788	6,104
Cash used in investing activities		—	(230)	(2,760)
Cash used in financing activities		—	—	(13,817)

Net cash flows provided by (used in) discontinued operations		—	1,558	(10,473)

Net increase (decrease) in cash and cash equivalents during the year		(49,756)	(19,711)	536
Cash and cash equivalents, beginning of year		135,163	154,874	154,338

Cash and cash equivalents, end of year		85,407	135,163	154,874
Less: cash and cash equivalents of discontinued operations, end of year		—	—	(10,110)

Cash and cash equivalents of continuing operations, end of year		$85,407	$135,163	$144,764

See accompanying notes

(1)
The results for the year ended December 31, 2010 include the results of the Transferred Assets from the date of transfer of April 30, 2010 (note 2(c)).

(2)
The results for the year ended December 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc. 2010 65

Notes to Consolidated Financial Statements
(All amounts, except per share amounts, in thousands of U.S. dollars unless otherwise noted)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization, Segmented Information and Basis of Presentation

        Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc. ("Forest City")), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

  Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On December 22, 2010, MID received a reorganization proposal providing for the elimination of the Company's dual class share structure from the Class A shareholders and its controlling shareholder (note 27(a)).

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments are determined based on the distinct nature of their operations and each segment offers different services and is managed separately. Prior to the deconsolidation of MEC at

66 MI Developments Inc. 2010

  the Petition Date, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("MEC"). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resided with MEC's separate Board of Directors and executive management.

  In the accompanying consolidated financial statements, the Company uses the terms "Real Estate Business" and "Racing & Gaming Business" to analyze the financial results for the years ended December 31, 2010, 2009 and 2008. The results of operations of the Racing & Gaming Business for the year ended December 31, 2010 include the results of the Transferred Assets from April 30, 2010, the date the assets were acquired by MID. The results of operations of the Racing & Gaming Business for the year ended December 31, 2009 includes MEC's results for the period up to March 5, 2009, the Petition Date, and for the year ended December 31, 2008 includes MEC's results for the entire year.

  Transactions and balances between the "Real Estate Business" and "Racing & Gaming Business" segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 3, are eliminated in the consolidated results of operations and financial position of the Company for periods subsequent to the transfer of the Transferred Assets and prior to the deconsolidation of MEC on the Petition Date.

  Real Estate Business

  MID's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

  At December 31, 2010, the Real Estate Business portfolio consists of 106 income-producing industrial and commercial properties, representing 27.5 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns approximately 1,400 acres of land held for future development, including approximately 900 acres in the United States, 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe.

  Racing & Gaming Business (certain former Magna Entertainment Corp. assets)

  Effective following the close of business on April 30, 2010, as a result of the Plan, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets through the transfer of certain former MEC assets as outlined above.

  At December 31, 2010, the Racing & Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows. In addition, the Racing & Gaming Business operates: XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing and, effective July 1, 2010, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre

MI Developments Inc. 2010 67

  and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties (note 7).

  Prior to the deconsolidation of MEC at the Petition Date, MEC's operations primarily included the operation and management of seven thoroughbred racetracks, one standardbred racetrack and two racetracks that ran both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks. Certain of these racetracks were acquired by MID on April 30, 2010 (note 2(c)). Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) included casino operations with alternative gaming machines. MEC also owned and operated XpressBet®, AmTote, three thoroughbred training centres, joint venture interests in The Village at Gulfstream Park™ and HRTV, LLC, and production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio included a residential development in Austria.

  Basis of Presentation

  The accompanying consolidated financial statements include the accounts of MID and its subsidiaries (collectively "MID" or the "Company").

(b)   Consolidated Financial Statements

  The accompanying consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP"), which are in conformity, in all material respects, with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in note 26 to the consolidated financial statements. The Company adopted U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis.

(c)   Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing on the Petition Date as described in note 2 below, the Company concluded that, under U.S. GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

  Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 17)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 18)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

  U.S. GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in

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  MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under U.S. GAAP, reflecting the fact that certain of the MEC loan facilities bore interest at a fixed rate of 10.5% per annum, which was not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Company reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the accompanying consolidated statements of loss.

(d)   Foreign Currency Translation

  The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company's U.S. dollar reporting currency using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations ("Investment Translation Gains or Losses") are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive income" component of shareholders' equity.

  The appropriate amounts of Investment Translation Gains or Losses in the "accumulated other comprehensive income" component of shareholders' equity are released from "other comprehensive income (loss)" and included in the consolidated statements of loss when there is a sale or partial sale of the Company's investment in the self-sustaining operations having a functional currency other than the U.S. dollar, or upon a complete or substantially complete liquidation of the investment.

  Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts subject to hedge accounting in accordance with the Company's accounting policy for "Financial Instruments" as described below.

(e)   Financial Instruments

  All financial instruments, including derivative financial instruments, are included on the Company's consolidated balance sheets and measured either at their fair values or, under certain circumstances, at cost or amortized cost. Unrealized gains and losses resulting from changes in fair values are recognized in the consolidated statements of loss.

  All of the Company's consolidated financial assets are classified as "held for trading", "held to maturity", "loans and receivables" or "available for sale" and all of the Company's consolidated financial liabilities are classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value, with subsequent measurements dependent on the classification of each financial instrument.

  "Held for trading" financial assets, which include "cash and cash equivalents" and "restricted cash", are measured at fair value and all gains and losses are included in income in the period in which they arise.

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  "Loans and receivables", which include "accounts receivable", "Receivable from Reorganized MEC", "loans receivable from MEC, net" and certain "other assets", are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

  "Other financial liabilities", which include "bank indebtedness", "accounts payable and accrued liabilities", "dividends payable", current and non-current portions of "long-term debt", "senior unsecured debentures, net" and "other long-term liabilities" are recorded at amortized cost. The Company does not have any consolidated financial liabilities classified as "held for trading".

  The Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term.

  The Company may utilize derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Company from time to time uses hedge accounting, as described below, to ensure that counterbalancing gains, losses, revenues and expenses, including the effects of counterbalancing changes in cash flows, are recognized in income in the same period or periods. When hedge accounting is not employed, the Company measures and recognizes the fair value of the hedging instrument on the consolidated balance sheets with changes in such fair value being recognized in the consolidated statements of loss in the periods in which they occur.

  Hedge Accounting

  When hedge accounting is employed, the Company first formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions. This process includes linking derivative financial hedging instruments to forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items and whether the hedging relationship may be expected to remain highly effective in future periods. Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statements of loss. When it is determined that a hedging relationship is not, or has ceased to be, highly effective, the use of hedge accounting is discontinued on a prospective basis.

  Unrecognized gains or losses associated with derivative financial instruments that have been terminated or cease to be effective as a hedging instrument prior to maturity are amortized in the consolidated statements of loss over the remaining term of the original hedge. If the hedged item is sold or settled prior to the termination of the related derivative financial instrument, the entire unrecognized gain or loss, and any subsequent gain or loss on such derivative instrument, is recognized in the consolidated statements of loss.

  Net cash flows arising from derivative financial instruments used to hedge anticipated foreign currency transactions and interest rate fluctuations are classified in the same manner as the cash flows from the hedged transactions on the consolidated statements of cash flows.

  Foreign Exchange Forward Contracts

  The Company, on occasion, purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. When hedge accounting is employed, the fair value of the hedging instrument is recognized on the consolidated balance sheets. Foreign exchange translation gains and losses, together with any premium or discount, on derivative financial instruments are recognized in "other comprehensive income (loss)" and included in the "accumulated other comprehensive income" component of shareholders' equity until the hedged transaction is included in the consolidated

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  statements of loss. At that time, the amount previously included in "accumulated other comprehensive income" is released from "other comprehensive income (loss)" and included in the consolidated statements of loss.

  Interest Rate Swaps

  MEC occasionally utilized interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts were accounted for using hedge accounting, with the fair value of the hedging instrument being recognized on the consolidated balance sheets as an asset or liability with the offset being recognized, net of related income taxes and the noncontrolling interest impact, in "accumulated other comprehensive income". To the extent that changes in the fair value of the hedging instrument offset changes in the fair value of the hedged item, they were recorded, net of related income taxes and the noncontrolling interest impact, in "other comprehensive income (loss)" and "accumulated other comprehensive income".

(f)    Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. Restricted cash as at December 31, 2010 represents segregated cash accounts held on behalf of others, primarily horse owners, for purses and awards. Restricted cash as at December 31, 2009 represents cash held on behalf of MEC (note 3).

(g)   Loans Receivable from MEC

  Prior to the settlement of loans receivable from MEC on April 30, 2010, such amounts were stated at cost net of any deferred arrangement fees and valuation allowance. Deferred arrangement fees were amortized over the term of the related loans.

  Loans receivable from MEC were considered impaired when, based on information and events, it was possible that the Company would not collect all amounts due according to the contractual terms of the loan agreements. If the Company determined that the loans were impaired, a valuation allowance was established equal to the difference between the carrying amounts of the loans receivable and estimated recoverable value. Estimated recoverable value was based on the present value of the expected future cash flows discounted at the loans' effective interest rate or the fair value of the collateral. The present value of the expected future cash flows was accreted to its recoverable value, with the passage of time, and recognized as interest income from MEC in the consolidated statements of loss. Changes in the fair value of the collateral, if any, was reported as either an increase or decrease to the impairment provision relating to loans receivable from MEC on the consolidated statements of loss.

  The valuation allowance was maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the valuation allowance was based on MEC's ability to pay, the estimated value of the underlying collateral and other relevant factors. Accounting estimates related to impairment provision related to loans receivable from MEC was subject to significant measurement uncertainty and were susceptible to change as such estimates required management to make forward-looking assumptions regarding the timing and amount of future cash flows expected to be received or the fair value of the collateral related to the loans receivable from MEC.

  The Company did not accrue interest income on the loans receivable from MEC once it was determined that the loans were impaired.

(h)   Inventories

  Inventories, consisting primarily of totalisator terminal components and food and beverage supplies of the Racing & Gaming Business, are stated at the lower of cost (first-in, first-out) and market.

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(i)    Real Estate Properties

  In all cases below, "cost" represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

  Revenue-producing Properties

  The Real Estate Business' and the Racing & Gaming Business' revenue-producing properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Capital expenditures incurred in the Racing & Gaming Business are expensed as incurred if such expenditures cannot be recovered through estimated undiscounted cash flows at the respective racetracks.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

  Depreciation is provided on a straight-line basis over the estimated useful lives of buildings (including buildings under capital leases), which typically range from 20 to 40 years.

  Development Properties

  The Real Estate Business' development properties are stated at cost, reduced for impairment losses when appropriate. Properties under development are classified as such until the property is substantially completed and available for occupancy. Depreciation is not recorded for development properties.

  Properties Held for Sale

  Properties held for sale are carried at the lower of (i) cost less accumulated depreciation and (ii) net realizable value. Depreciation ceases once a property is classified as held for sale.

(j)    Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 15 years for machinery and equipment (including machinery and equipment under capital leases), 3 to 5 years for computer hardware and software (which is included in furniture and fixtures) and 5 to 7 years for other furniture and fixtures.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

(k)   Impairment of Long-lived Assets

  For long-lived assets (including real estate properties and fixed assets) not held for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

  When long-lived assets are classified by the Company as held for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable value" is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

  Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to changes as such estimates require management to make forward- looking assumptions regarding cash flows and business operations.

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(l)    Goodwill and Other Intangible Assets

  Intangible assets are classified into three categories: (i) intangible assets with definite lives subject to amortization; (ii) intangible assets with indefinite lives not subject to amortization; and (iii) goodwill. Intangible assets with definite lives consist of customer contracts and software technology and are amortized on a straight-line basis over the period of expected benefit ranging from three to eight years. An impairment review is conducted when there are indicators of impairment using the net recoverable amount analysis disclosed above. Intangible assets with indefinite lives consist of a trademark. The trademark is not amortized but is evaluated for impairment by comparing the carrying amount to the estimated fair value using the "relief from royalty valuation" methodology. This approach involves estimating reasonable royalty rates for the trademark and applying royalty rates to a net revenue stream and then discounting the resulting cash flows to determine the fair value. If the fair value is less than the carrying value of the trademark, an impairment charge is recorded. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is evaluated for impairment on an annual basis or when impairment indicators are present. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using estimated discounted future cash flows of the reporting unit.

(m)  Deferred Financing Costs

  The costs of issuing long-term debt are capitalized and amortized over the term of the related debt.

(n)   Revenue Recognition

  Real Estate Business

  Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

  The Real Estate Business' leases, both with Magna and third-party tenants (the "Leases"), are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in "deferred rent receivable".

  Racing & Gaming Business

  Racing revenues include pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing are recorded on a daily basis. Pari-mutuel

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  wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" on the consolidated statements of loss.

  Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. The costs associated with gaming revenues represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses, and are included in "purses, awards and other" on the consolidated statements of loss.

  Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales are recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services are recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded rateably over the racing season. Revenues from sponsorship and rental fees are recorded rateably over the terms of the respective agreements or when the related event occurs. Deferred revenue included in the Racing & Gaming Business primarily represents prepaid box seats, admission tickets, parking and group sale events at the racetracks which are recognized as revenue rateably over the period of the related race meet or when the related racing event occurs, upfront fees for the usage of the training centre which is recognized rateably over the period horses are stalled at the training centre and deposits on totalisator equipment sales and installations at AmTote.

(o)   Player Slot Rewards

  Slot patrons that register in the player reward program at the gaming facility at Gulfstream Park receive a player card that tracks play and rewards points based on levels of slot play. The points can be redeemed for free plays, complimentary food and beverage and select merchandise at the respective racetrack. On a daily basis, a liability is recorded and is included in "accounts payable and accrued liabilities" on the consolidated balance sheets based on the points earned times the expected redemption rate, which is determined using redemption experience, with a corresponding expense in "purses, awards and other" on the consolidated statements of loss. The redemption value is based on the actual average cost of the complimentary food and beverage and select merchandise and free plays. As at December 31, 2010, the player slot liability is $0.9 million. As a result of the deconsolidation of MEC at the Petition Date, there is no player slot liability recorded at December 31, 2009. Revenues do not include the retail amount of food, beverage and other items provided free of charge to customers.

(p)   Employee Benefit Plans

  The cost of providing benefits through defined benefit pension plans (note 14) is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees.

(q)   Stock-Based Compensation Plans

  Compensation expense for stock option grants are based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along

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  with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation. The stock-based compensation plan is described in note 19.

  Compensation expense and a corresponding liability are recognized for deferred share units ("DSUs") based on the market value of the underlying shares. During the period in which the DSUs are outstanding, the liability is adjusted for changes in the market value of the underlying stock, with such adjustments being recognized as compensation expense in the periods in which they occur.

(r)    Interests in Joint Ventures

  The Company's interests in joint ventures for which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

(s)   Income Taxes

  The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

(t)    Self-insurance

  The Racing & Gaming Business self-insures for employee medical and dental coverage up to $250 thousand per incident. Self-insurance reserves include known claims and estimates of incurred but not reported claims based on past claim experience. The Racing & Gaming Business also maintains stop-loss insurance coverage for medical claims that exceed $250 thousand per incident.

(u)   Advertising

  Costs incurred for producing advertising associated with horseracing and slot operations are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

(v)   Use of Estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(w)  Seasonality

  The Racing & Gaming Business is seasonal in nature and racing revenues and operating results for any quarter are not indicative of the racing revenues and operating results for the year. The racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows.

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(x)   Accounting Changes

  Consolidation of Variable Interest Entities

  In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 810-10, "Consolidation". ASC 810 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends the variable interest model's consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing, among other things, an exception with respect to de facto agency relationships in certain circumstances, amends the criteria for determining whether fees paid to a decision maker and other service contracts are variable interests, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise's involvement with a VIE. These amendments are effective as of the beginning of an enterprise's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of ASC 810, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements.

  Fair Value Measurements

  In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06.

  Subsequent Events

  In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events — Topic 855 — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Additionally, ASU 2010-09 clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. These amendments remove potential conflicts with the SEC's literature. The amendments were effective upon issuance of the final update to ASU 2010-09. The adoption of ASU 2010-09 did not have any impact on the Company's consolidated financial statements other than the Company no longer disclosing the date through which subsequent events have been evaluated.

  Multiple-Deliverable Revenue Arrangements

  In September 2009, the FASB amended ASC 605, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements". ASC 605 has been amended: (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have third-party evidence of selling price; and (3) to eliminate the use of

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  the residual method and require an entity to allocate revenue using the relative selling price method. The amendments are effective for fiscal years beginning on or after June 30, 2010 and adoption may be either prospective or retrospective. The Company is currently evaluating the potential impact on the consolidated financial statements.

  Stock-Based Compensation

  In April 2010, the FASB issued ASU 2010-13, "Compensation — Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The Company is currently evaluating the potential impact on the consolidated financial statements.

2.  PARTICIPATION IN MEC'S BANKRUPTCY, ASSET SALES AND ASSETS TRANSFERRED TO MID

(a)   Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court

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  denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further in note 3(a)), in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount (discussed further in note 2(b)). In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be $27.0 million. The estimated proceeds of $27.0 million will consist of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. From the effective date of the Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. Following November 30, 2010 to the date the Lone Star LP sale is consummated, MID will no longer fund the costs and expenses incurred in connection with the operations of Lone Star LP. The Company has determined that it effectively received a variable interest in Lone Star LP. As a result of the bankruptcy, the power to direct the activities that impact Lone Star LP's economic performance ultimately rests with the administrator retained by the Debtors to administer the Plan and, as such, the Company does not control the variable interest in Lone Star LP. Based on the above, the Company has determined that it is a non-primary beneficiary and accordingly, this VIE does not meet the criteria for consolidation. The carrying value of the VIE at December 31, 2010 represents the estimated net proceeds MID is entitled to receive of $27.0 million from the sale of Lone Star LP. The maximum possible loss exposure is $27.0 million at December 31, 2010.

  The aggregate proceeds from the sale of Lone Star LP are included in "receivable from Reorganized MEC" on the accompanying consolidated balance sheets at December 31, 2010. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

  •
  that the closing does not occur or is delayed;

  •
  if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

78 MI Developments Inc. 2010

  •
  if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

  MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 25(m)) and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended (note 25(k)).

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

(b)   MEC Asset Sales

  The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

  On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

  On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

  On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtors paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

  Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

  Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. The sale of Lone Star LP is anticipated to be completed by the third quarter of 2011, subject to regulatory approval.

  Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the

MI Developments Inc. 2010 79

  sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

  Following an auction, on May 25, 2010, the Court approved the sale of Thistledown to a third party for $43.0 million and the sale closed on July 27, 2010. On July 29, 2010, the Debtors paid the first $20.0 million ($19.9 million, net of transaction costs) of the proceeds to the MID Lender in accordance with the Plan.

(c)   Acquisition of Transferred Assets

  The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $347.1 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations. The purchase consideration and related allocations are preliminary due to certain estimates made relating to amounts recoverable from the Reorganized MEC, pre-petition accounts receivable on account of track wagering, the completion of bankruptcy proceedings related to expected allowed administrative, priority and other claims to be paid by the Company under the Plan, the finalization of litigation proceedings, including litigation proceedings against PA Meadows, LLC (note 25(m)) and Cushion Track Footing USA, LLC (note 25(k)) and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The purchase price is preliminary and will be completed within one year of the acquisition. The Company's preliminary allocation of the fair value of assets acquired and liabilities assumed is as follows:

Assets acquired:
Restricted cash	$10,190
Accounts receivable	65,053
Current portion of receivable from Reorganized MEC	53,252
Other current assets	20,479
Receivable from Reorganized MEC	15,000
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	41,004
Other non-current assets	38,157

$665,796

Liabilities assumed:
Bank indebtedness	$41,910
Accounts payable and accrued liabilities	108,229
Income taxes payable	1,160
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	33,224
Other long-term liabilities	4,346

268,236

Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$397,560

80 MI Developments Inc. 2010

  The total preliminary purchase price consideration of $397.6 million has been retrospectively adjusted by $21.0 million to the date of acquisition due to additional information obtained subsequent to April 30, 2010 relating to certain preliminary amounts previously recorded for the above assets acquired and liabilities assumed.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, the Company received the Transferred Assets on April 30, 2010. The fair values of the assets acquired and liabilities assumed were initially determined as at April 30, 2010 resulting in a $10.0 million impairment recovery related to the loans receivable from MEC being recognized (note 3(a)). However, as described above, certain of the fair values assigned to the Transferred Assets as at April 30, 2010 were preliminary in nature and subject to change in future reporting periods. As the loans were considered settled on April 30, 2010, any further changes to fair value are no longer considered an adjustment to the impairment provision related to the loans receivable from MEC, but rather are considered an adjustment to the fair values of the purchase price consideration which has been presented as "purchase price consideration adjustment" on the consolidated statements of loss. Accordingly, the changes in the fair values of the Transferred Assets since April 30, 2010 of $21.0 million have been recorded as a purchase price consideration adjustment and are comprised of the following items:

Directors' and officers' insurance proceeds(a)	$8,400
Bankruptcy claims(b)	11,229
Changes in fair value of net assets retained under the Plan(c)	1,398

Purchase price consideration adjustment	$21,027

  (a)
  Directors' and Officers' Insurance Proceeds

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At April 30, 2010, MID was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in MID receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an adjustment of $8.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

  (b)
  Bankruptcy Claims

  At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date during the measurement period, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.2 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized an adjustment of $11.2 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

MI Developments Inc. 2010 81

  (c)
  Changes in Fair Value of Net Assets Retained Under the Plan

  At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company recognized an adjustment of $1.4 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "purchase price consideration adjustment" on the consolidated statements of loss for the year ended December 31, 2010.

  Goodwill arose from the acquisition of XpressBet, MJC and AmTote. Goodwill arising from the acquisition of XpressBet of $10.4 million is deductible for tax purposes and the remainder arising from the acquisition of MJC and AmTote in the aggregate amount of $30.6 million is not deductible for tax purposes.

  The fair values of the assets of the racing businesses, with the exception of MJC, were assessed based on the underlying real estate as this was determined to be the highest and best use. The fair values of the real estate were determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. In the case of MJC, the fair values were established based on the sale transaction with Penn National Gaming, Inc. ("Penn") (note 7).

  The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

  Intangible assets include customer contracts, software technology and a trademark. The fair values of the intangible assets were determined in consultation with an external valuator. The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted. Customer contracts of $12.1 million are amortized over the term of the contract, which range from 3 to 8 years. The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset. The incremental cash flows were derived from applying a royalty rate to estimates of the entity's projected revenues. The royalty rate was determined by comparing third-party licensing transactions to the entity's operations. The discount rate applied was based upon the respective entity's weighted average cost of capital including a risk premium where warranted. Software technology of $13.0 million is amortized on a straight-line basis over 5 years. The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above. The trademark of $4.1 million, which is active and relates to corporate identification, has an indefinite life and therefore is not amortized.

  Other non-current assets primarily represent a 50% joint venture interest in The Village at Gulfstream Park™ ("VGP"). Fair value of VGP was determined based on an external real estate appraisal using a discounted cash flow analysis under the income valuation method.

  Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximate fair value.

82 MI Developments Inc. 2010

  Other long-term liabilities relate primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing the fair value of the pension liabilities relating to the two pension plans as follows:

  •
  the assumed discount rate for each pension plan reflects market rates for high quality fixed income investments currently available whose cash flows match the timing and amount of expected benefit payments;

  •
  the expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of these investment categories; and

  •
  the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

  The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximates fair value. The current portion of the receivable from Reorganized MEC relates to insurance recovery proceeds as well as the proceeds from the sale of Thistledown received subsequent to the date the Transferred Assets were transferred to MID under the Plan and the current portion of the expected proceeds from the sale of Lone Star LP. Due to the short-term nature of these amounts, the book value approximates fair value. The proceeds from insurance recoveries were received in July 2010, September 2010 and October 2010 and proceeds from the sale of Thistledown were received in July 2010.

  Receivable from Reorganized MEC includes the long-term portion of the expected proceeds from the sale of Lone Star LP. The closing of the sale of Lone Star LP is expected by the third quarter of 2011. MID expects to receive proceeds of $12.0 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every 9 months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. The fair value of the note receivable approximates the carrying value as it bears interest at current market rates negotiated between arms-length parties.

  The Company has determined that the presentation of pro-forma information is impracticable as the businesses acquired were previously combined with MEC, for which MEC incurred costs that were not reflected in the operations acquired during the Chapter 11 process. The financial results of the Transferred Assets are included in the Company's consolidated financial statements from the date of transfer of April 30, 2010. The following represents revenues and net loss of the Transferred Assets included in the accompanying consolidated statements of loss since the date of transfer of April 30, 2010:

	2010	2009	2008
Revenues	$183,880	$—	$—

Net loss	$(76,683)	$—	$—

3.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Prior to August 31, 2010, Magna was controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar. Effective August 31, 2010, Magna's dual-class share capital structure described above was eliminated pursuant to a court-approved plan of arrangement and approval by

MI Developments Inc. 2010 83

Magna's shareholders and the Ontario Superior Court, resulting in the Stronach Trust no longer having a controlling interest in Magna. However, as Mr. Frank Stronach serves as Chairman and Chief Executive Officer of the Company and Chairman of Magna and also indirectly controls MID and owns the largest shareholding of Magna, MID and Magna are still considered to be related parties solely for accounting purposes.

(a)   Loans to MEC

  (i)
  The Company's loans receivable from MEC, net consist of the following:
As at December 31,	2010	2009
2007 MEC Bridge Loan	$—	$139,166
Gulfstream Park Project Financing	—	185,811
Remington Park Project Financing	—	24,789
2008 MEC Loan	—	58,394
DIP Loan, net of unamortized deferred arrangement fees of nil (2009 — $1,334)	—	45,044

Total loans outstanding from MEC	—	453,204
Less: valuation allowance	—	(90,800)

Loans receivable from MEC, net	$—	$362,404

    A summary of the changes in the valuation allowance due to changes in the fair value of the Transferred Assets at April 30, 2010 related to the loans receivable from MEC is as follows:

Years ended December 31,	2010	2009	2008
Balance, beginning of year	$90,800	$—	$—
Impairment provision	—	90,800	—
Impairment recovery related to loans receivable from MEC	(9,987)	—	—
Release of valuation allowance on settlement under the Plan (note 2(a))	(80,813)	—	—

Balance, end of year	$—	$90,800	$—

    In connection with the development and completion of the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value. As a result of the transfer of the Transferred Assets under the Plan effective April 30, 2010 (note 2(c)), the Company reduced the impairment provision by $10.0 million in the three-month period ended June 30, 2010 as a result of assessing the fair value of the Transferred Assets on April 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

    The estimates of values and recoveries involved complex considerations and judgments concerning various factors that affected the value of MEC's assets. Moreover, the value of MEC's assets were subject to measurement uncertainty and contingencies that were difficult to predict and fluctuated

84 MI Developments Inc. 2010

    with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

    A reconciliation of the changes in the impairment recovery related to the loans receivable from MEC at the date the Transferred Assets were acquired is presented below:

Directors' and officers' insurance proceeds(a)	$13,000
Sale proceeds from liquidated assets under the Plan(b)	7,538
Bankruptcy claims(c)	(15,907)
Changes in fair value of net assets retained under the Plan(d)	5,356

Impairment recovery for the period from April 30, 2010 to December 31, 2010	$9,987

    The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as a result of the following:

    (a)
    Directors' and Officers' Insurance Proceeds

      Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of MID and MEC and their respective affiliates. MID is entitled to receive such compensation, if any, from MEC's directors' and officers' insurers. At December 31, 2009, when the $90.8 million impairment provision relating to loans receivable from MEC was initially determined, MID was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement was subsequently entered into in July 2010 with one of the insurers, resulting in MID receiving compensation of $13.0 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.0 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

    (b)
    Sale Proceeds from Liquidated Assets Under the Plan

      The estimates of sale proceeds from liquidated assets under the Plan increased approximately $7.5 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the Bankruptcy Court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.5 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

    (c)
    Bankruptcy Claims

      The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is ongoing and subject to Bankruptcy Court approval. Consequently, at each reporting date, the Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by

MI Developments Inc. 2010 85

      approximately $15.9 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $15.9 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

    (d)
    Changes in Fair Value of Net Assets Retained Under the Plan

      At each reporting date, the Company estimated the working capital of the Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third-party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and tax bases of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the Transferred Assets on April 30, 2010 which is included in "impairment provision (recovery) related to loans receivable from MEC" on the consolidated statements of loss for the year ended December 31, 2010.

  (ii)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0%.

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)),

86 MI Developments Inc. 2010

    the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the 2007 MEC Bridge Loan, MID received the Transferred Assets and all liens and security under the 2007 MEC Bridge Loan were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the 2007 MEC Bridge Loan. At December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

  (iii)
  MEC Project Financings

    The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which were not subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licences and permits (which could not be subjected to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as

MI Developments Inc. 2010 87

    well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum compounded semi-annually and required repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there was also in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the year ended December 31, 2010, no such payments were made (2009 — $2.0 million; 2008 — $3.4 million) given the MEC Chapter 11 proceedings.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid in cash.

    As of the effective date of the Plan, on April 30, 2010, in satisfaction of, among other things, MID's claim relating to the MEC Project Financings, MID received the Transferred Assets and all liens and security under the MEC Project Financing Facilities were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the MEC Project Financing Facilities. At December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    In connection with the Gulfstream Park project financing facility, MEC had placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) could be funded. At December 31, 2009, the amount held under the Gulfstream Escrow was $0.5 million. All funds in the Gulfstream Escrow are reflected as "restricted cash" and "due to MEC" on the Company's

88 MI Developments Inc. 2010

    consolidated balance sheets. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the MEC Project Financings, MID retained the escrow proceeds.

  (iv)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

MI Developments Inc. 2010 89

      The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there was an automatic stay of any action to collect, assert or recover on the 2008 MEC Loan.

    On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid in cash. As of the effective date of the Plan, on April 30, 2010, in satisfaction of MID's claim relating to the 2008 MEC Loan, MID received the Transferred Assets and all liens and security under the 2008 MEC Loan were released. Accordingly, at December 31, 2010, no amounts remained outstanding under the 2008 MEC Loan. At December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

  (v)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0%. MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

    On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain asset sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

90 MI Developments Inc. 2010

    On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010. Accordingly, at December 31, 2010, no amounts remained outstanding under the DIP Loan. At December 31, 2009, $45.0 million, net of $1.3 million of unamortized deferred arrangement fees, due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these costs were recognized as deferred financing costs at the MEC segment level and were amortized into interest expense (of which a portion had been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)   Charges and Sales to Magna

  Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries. Included in the Real Estate Business' accounts receivable are amounts due from Magna and its subsidiaries in the amount of $1.1 million (December 31, 2009 — $0.5 million). Included in the Real Estate Business' other assets is an amount due from Magna of $0.5 million relating to the long-term portion of a lease termination fee.

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

  In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Ebreichsdorf, Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs. MEC recognized a gain in the year ended December 31, 2008 of 11.6 million euros ($18.2 million), net of tax, which was recorded as a contribution of equity in contributed surplus.

(c)   Magna Lease Terminations

  During the year ended December 31, 2010, the Company and Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $1.9 million, which amount will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains (losses), net" in the Company's consolidated statements of loss for the year ended December 31, 2010.

  During the year ended December 31, 2007, the Real Estate Business and Magna entered into discussions to terminate the lease on a property in the United Kingdom, retroactive to May 31, 2007, as the Real Estate Business is seeking to redevelop the property for residential purposes. In April 2008, the Real Estate Business paid Magna $2.0 million to terminate the lease, and the termination payment is included in the Real Estate Business' land and improvements in note 5(a) at December 31, 2010 and 2009

MI Developments Inc. 2010 91

  on the Company's consolidated balance sheets. The Real Estate Business has not recognized any revenue under the lease of this property since May 31, 2007.

  During the year ended December 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount was collected in April 2008 and has been recognized by the Real Estate Business in "other gains (losses), net" in the Company's consolidated statements of loss for the year ended December 31, 2008.

(d)   Sale of MEC Real Estate to Joint Venture

  On April 2, 2008, one of MEC's European wholly-owned subsidiaries, Fontana Beteiligungs GmbH ("Fontana"), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million). The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009. On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party. The sale price included nominal cash consideration equal to Fontana's initial capital contribution and a future profit participation in Fontana Immobilien GmbH. Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008, resulting in a gain in the year ended December 31, 2008 of 0.6 million euros ($0.9 million), which is included in the Racing & Gaming Business' "other gains (losses), net" in the Company's consolidated statements of loss.

(e)   Expansion Costs Reimbursed to Magna

  During the year ended December 31, 2010, the Real Estate Business paid $0.5 million (2009 — $0.1 million; 2008 — $1.8 million) to Magna as reimbursement for expenditures incurred by Magna in relation to expansions of the Real Estate Business' revenue-producing properties.

(f)    MEC's Lease Termination

  During the year ended December 31, 2007, the Company acquired a 205 acre parcel of land located in Bonsall, California from MEC, which currently houses the San Luis Rey Downs Thoroughbred Training Facility. This property is being held by MID for future development and MID agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease was scheduled to terminate on June 6, 2010, however, on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement. The lease with MEC was scheduled to terminate on April 11, 2010, however, on March 16, 2010, the property was re-leased to San Luis Racing, Inc., a third party, on a triple-net lease basis for nominal rent while MID continues to pursue the necessary development entitlements and other approvals.

(g)   Charges from Magna

  Magna charges the Company for certain administrative and professional services and use of shared facilities. For the year ended December 31, 2010, these charges totalled $2.4 million (2009 — $1.1 million; 2008 — $0.6 million) and are included in "general and administrative" expenses in the Company's consolidated statements of loss. For the year ended December 31, 2010, the Company incurred nil costs (2009 — $0.1 million; 2008 — $0.1 million) for services provided by Magna in relation to certain properties held for development, which costs have been capitalized to "real estate properties, net".

  During the period from January 1, 2009 to the Petition Date, MEC incurred $1.0 million (2008 — $3.2 million) of charges from Magna and its subsidiaries for rent of facilities and central shared and other services.

92 MI Developments Inc. 2010

  Included in "accounts payable and accrued liabilities" at December 31, 2010 are amounts due to Magna and its subsidiaries totalling $0.7 million (December 31, 2009 — $0.1 million). As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there are no amounts due to Magna and its subsidiaries from MEC included in the Company's consolidated financial statements.

(h)   Legal, Consulting and Other Services

  In December 2010 and 2009, the Compensation Committee recommended to the Board and the Board subsequently approved a $2.0 million payment for each year to an affiliate of Mr. Frank Stronach, Chairman of the Company, for services rendered on behalf of the Company.

  Included in "accounts receivable" at December 31, 2010 are amounts due from an entity controlled by Mr. Frank Stronach and his family of $0.6 million related to the reimbursement of expenses incurred for an offer to acquire the Company's shares not already owned (note 27(b)). The amount owing was fully repaid subsequent to the balance sheet date.

  During the year ended December 31, 2010, the Company incurred $0.1 million (2009 — nil; 2008 — nil) of consulting services from a company affiliated with a Director of the Company.

  During the year ended December 31, 2009, the Company incurred $0.3 million (2008 — $0.1 million) of legal services at standard billing rates from a legal firm whose Senior Partner had been a Director of the Company from March 17, 2005 to May 7, 2009.

  Commencing in November 2008, a company affiliated with a Director of the Company (since August 29, 2003) entered into a consulting arrangement with the Company providing for an annual retainer of $96 thousand plus out-of-pocket business expenses. The director ceased to be a Director of the Company on May 7, 2009. During the year ended December 31, 2009, $40 thousand (2008 — $19 thousand) was paid by the Company under such arrangement.

  These legal, consulting and other costs are included in "general and administrative" expenses in the Company's consolidated statements of loss.

4.  DISCONTINUED OPERATIONS OF MEC

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date. For additional details on the sales of Remington Park and Thistledown, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MI Developments Inc. 2010 93

MEC's results of operations related to discontinued operations are shown in the following table. There are no assets and liabilities related to MEC's discontinued operations included in the Company's consolidated balance sheets as at December 31, 2010 and 2009 given the deconsolidation of MEC at the Petition Date.

Years ended December 31,	2010	2009	2008
Revenues	$—	$21,226	$134,085
Costs and expenses	—	19,937	131,464

	—	1,289	2,621
Depreciation and amortization	—	—	605
Interest expense, net	—	505	3,463
Write-down of long-lived assets (note 20)	—	—	48,295

Income (loss) before the undernoted	—	784	(49,742)
Gain on disposition	—	—	536

Income (loss) before income taxes	—	784	(49,206)
Income tax recovery	—	—	(9,211)

Income (loss) from discontinued operations	—	784	(39,995)
Eliminations (note 3(a))	—	443	2,914

Consolidated income (loss) from discontinued operations	—	1,227	(37,081)
Add (deduct) loss (income) attributable to noncontrolling interest	—	(363)	18,475

Consolidated income (loss) from discontinued operations attributable to MID	$—	$864	$(18,606)

5.  REAL ESTATE PROPERTIES

(a)
Real estate properties consist of:
As at December 31,	2010	2009
Real Estate Business — Revenue-producing properties
Land and improvements	$215,337	$219,962
Buildings, parking lots and roadways — cost	1,412,204	1,418,989
Buildings, parking lots and roadways — accumulated depreciation	(455,034)	(418,922)

	1,172,507	1,220,029

Real Estate Business — Development properties
Land and improvements	132,303	169,816
Properties under development	10,324	—

	142,627	169,816

Racing and Gaming properties
Land and improvements	323,370	—
Buildings, parking lots and roadways — cost	27,314	—
Buildings, parking lots and roadways — accumulated depreciation	(817)	—

	349,867	—

	$1,665,001	$1,389,845

(b)
During the year ended December 31, 2010, the Company recorded a loss of $1.2 million resulting from the disposition of 8.72 acres of land held for development. In 2004, a wholly-owned subsidiary of the Company entered into an agreement with the municipality in which the land is located that if certain development did not occur within a specified period of time, then the land would convey to the municipality. Such development did not occur, resulting in the conveyance of the land to the municipality.

94 MI Developments Inc. 2010

  The loss on disposal of $1.2 million is included in "gain (loss) on disposal of real estate" on the consolidated statements of loss for the year ended December 31, 2010 and is included in the "Real Estate Business" operations segment.

  During the year ended December 31, 2009, the Company completed the sale of land and a vacant building for cash consideration of $0.8 million and recorded a gain on disposal of $0.2 million, which is included in "gain (loss) on disposal of real estate" on the consolidated statements of loss for the year ended December 31, 2009 and is included in the "Real Estate Business" operations segment. During the year ended December 31, 2008, this property was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale".

(c)
During the year ended December 31, 2010, the Real Estate Business recorded impairment charges of $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the reorganization proposal received in the fourth quarter of 2010 (note 27), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010 (note 20).

As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property. The write-down reduced the cost of the building and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2009.

(d)
During the year ended December 31, 2010, the Racing & Gaming Business expensed $3.4 million (2009 — nil; 2008 — nil) of capital expenditures that could not be recovered through estimated undiscounted cash flows at the respective racetracks which is included in "operating costs" on the consolidated statements of loss.

(e)
Future minimum rental payments to be received under operating leases in effect at December 31, 2010, substantially all of which are with Magna or its subsidiaries, are shown in the following table. These amounts are determined using foreign exchange rates as at December 31, 2010, only include the contracted fixed rent increases and do not include rents from any renewals on lease expiry.
2011	$176,118
2012	174,437
2013	166,971
2014	143,537
2015	139,277
Thereafter	346,983

$1,147,323

MI Developments Inc. 2010 95

6.  FIXED ASSETS

Fixed assets consist of:

As at December 31,	2010	2009
Cost
Machinery and equipment	$14,439	$—
Furniture and fixtures	6,313	1,968

	20,752	1,968

Accumulated depreciation
Machinery and equipment	(2,640)	—
Furniture and fixtures	(2,890)	(1,735)

	(5,530)	(1,735)

	$15,222	$233

7.  OTHER ASSETS

Other assets consist of:

As at December 31,	2010	2009
Investments in unconsolidated joint ventures of Racing & Gaming Business	$38,527	$—
Deferred leasing costs	1,333	1,511
Long-term receivables	958	554
Tenant inducements	2,065	—
Other	102	—

	$42,985	$2,065

The Company's ownership percentages and carrying values of its investments in unconsolidated joint ventures at December 31, 2010 and 2009 are as follows:

	Ownership %	2010	2009
The Village at Gulfstream Park, LLC	50%	$32,041	$—
HRTV, LLC(i)	50%	(188)	—
Maryland RE & R LLC(ii)	51%	6,674	—
Laurel Gaming LLC	49%	—	—

		$38,527	$—

(i)
The Company's investment in HRTV, LLC is recorded beyond the current investment as the members have committed to provide financial support.

(ii)
On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. Accordingly, the Company has recorded a 51% joint venture interest in Maryland RE & R LLC, which owns MJC's real estate and racing operations in Maryland including Pimlico Race Course, Laurel Park and a thoroughbred training centre (the "Real Estate and Racing Venture"). The Real Estate and Racing Venture is managed by MID. The Company has also recorded a 49% joint venture interest in Laurel Gaming LLC, established to develop and operate any future gaming opportunities other than racing at the Maryland properties (the "Gaming

96 MI Developments Inc. 2010

  Venture"). The Gaming Venture is managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. The Company realized a loss on disposal of $0.1 million in "other gains (losses), net" on the consolidated statements of loss for the year ended December 31, 2010. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The investments in these joint ventures have been accounted for using the equity method of accounting as of July 1, 2010. Investments in entities which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting. The Company has also determined that these joint ventures do not constitute VIEs. Accordingly, the results of MJC are no longer consolidated in these consolidated financial statements effective July 1, 2010.

  The results of operations related to the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business are as follows:

Years ended December 31,	2010	2009	2008
Revenues	$40,242	$2,630	$7,894
Costs and expenses(iii)	98,645	2,500	14,001

Net income (loss)	$(58,403)	$130	$(6,107)

MID's share of net income (loss)	$(29,501)	$65	$(3,042)

(iii)
For the year ended December 31, 2010, costs and expenses of the unconsolidated joint ventures of the Racing & Gaming Business include a write-down of goodwill in the amount of $29.2 million at MJC of which the Company's share of the write-down of goodwill was $14.9 million. The write-down of goodwill is primarily a result of reduced expectations of achieving alternative gaming at Laurel Park due to the November 2010 referendum whereby the Anne Arundel electorate voted in favour of a bill permitting the zoning of a video lottery terminal facility at Anne Arundel Mills Mall. The unfavourable decision represents an impediment to our efforts to pursue alternative gaming opportunities.

MI Developments Inc. 2010 97

The following represents 100% of the assets and liabilities of the Company's investments in unconsolidated joint ventures of the Racing & Gaming Business:

As at December 31,	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$5,368	$—
Restricted cash	133	—
Accounts receivable	7,586	—
Income taxes receivable	800	—
Inventories	167	—
Prepaid expenses and other	4,523	—

	18,577	—
Real estate properties, net	256,804	—
Fixed assets, net	1,274	—
Other assets, net	15,837	—

Total assets	$292,492	$—

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$35,184	$—
Long-term debt due within one year	4,200	—
Deferred revenue	280	—

	39,664	—
Long-term debt	157,196	—
Future tax liabilities	2,586	—

Total liabilities	$199,446	$—

8.  INTANGIBLE ASSETS

Intangible assets consist of:

As at December 31,	2010	2009
Racing & Gaming Business
Cost
Customer contracts	$12,111	$—
Software technology	13,000	—
Trademark (note 20)	3,800	—

	28,911	—

Accumulated amortization
Customer contracts	(2,425)	—
Software technology	(1,733)	—
Trademark	—	—

	(4,158)	—

	$24,753	$—

98 MI Developments Inc. 2010

Amortization expense for each of the following five years is estimated to be as follows:

2011	$6,243
2012	6,243
2013	4,332
2014	3,007
2015	983

$20,808

9.  GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill consists of:

As at December 31,	2010	2009
Racing & Gaming Business
Cost:
XpressBet (notes 2(c), 20)	$7,191	$—
AmTote (note 2(c))	1,412	—

	$8,603	$—

Goodwill of $29.2 million resulting from the acquisition of MJC at April 30, 2010 (note 2(c)) is no longer recorded on the consolidated balance sheets as the Company sold a 49% interest in MJC on July 1, 2010 to Penn and as a result the investment is accounted for using the equity method (note 7).

Changes in the Company's goodwill are shown in the following table:

	2010	2009
Goodwill, beginning of year	$—	$—
Acquisition of Transferred Assets (note 2(c))	41,004	—
Sale of 49% interest in MJC	(29,188)	—
Write-down of goodwill (note 20)	(3,213)	—

Goodwill, end of year	$8,603	$—

MI Developments Inc. 2010 99

10.  INCOME TAXES

(a)
The provision for (recovery of) income taxes from continuing operations differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:
Years ended December 31,	2010	2009	2008
MID
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%; 2008 — 34%)	$(5,757)	$4,420	$48,087
Foreign rate differentials	(21,708)	(30,942)	(29,128)
Changes in enacted tax rates and legislation	—	(1,536)	—
Benefit of losses not previously recognized	—	—	(6,634)
Reversal of prior years' provisions for uncertain tax positions	—	(173)	(6,395)
Non-deductible foreign currency translation loss on translation of the net investment in a foreign operation	—	2,573	—
Non-deductible expenses	1,452	1,818	4,734
Equity loss	11,800	—	—
Write-down of long-lived and intangible assets	15,392	—	—
Losses not benefited	29,611	—	—
Valuation allowance on provision relating to loans receivable from MEC	—	25,245	—
Impairment recovery relating to loans receivable from MEC	(3,995)	—	—
Purchase price consideration adjustment	(8,411)	—	—
Tax resulting from internal amalgamation	12,745	—	—
Other	2,313	273	702

	33,442	1,678	11,366

MEC
Expected income taxes at Canadian statutory rate of 31% (2009 — 33%; 2008 — 34%)	—	(20,254)	(87,802)
Foreign rate differentials	—	45	(1,166)
Losses not benefited	—	4,994	60,502
Impairment of intercompany receivables	—	—	(16,253)
Tax expense on foreign intercompany dividends	—	—	10,747
Non-deductible expenses	—	37	1,688
Deconsolidation adjustment to the carrying value of MID's investment in, and amounts due from, MEC	—	15,237	—
Other	—	—	2,003

	—	59	(30,281)

	$33,442	$1,737	$(18,915)

100 MI Developments Inc. 2010

(b)
The details of income (loss) from continuing operations before income taxes, by jurisdiction, are as follows:
Years ended December 31,	2010	2009	2008
MID
Canadian	$(3,683)	$(8,775)	$14,167
Foreign	(14,887)	22,170	129,371

	(18,570)	13,395	143,538

MEC
Canadian	—	—	(967)
Foreign	—	(61,375)	(261,542)

	—	(61,375)	(262,509)

Eliminations (note 3)	—	(107)	(963)

Consolidated	$(18,570)	$(48,087)	$(119,934)

(c)
The details of the income tax expense (recovery) from continuing operations are as follows:
Years ended December 31,	2010	2009	2008
MID
Current provision:
Canadian federal taxes	$7,673	$1,352	$4,701
Canadian provincial taxes	5,541	996	3,375
Foreign taxes	9,217	10,975	1,915

	22,431	13,323	9,991

Future provision (recovery):
Canadian federal taxes	(68)	(2,901)	161
Canadian provincial taxes	(48)	(2,138)	116
Foreign taxes	11,127	(6,606)	1,098

	11,011	(11,645)	1,375

	33,442	1,678	11,366

MEC
Current provision (recovery):
Canadian federal taxes	—	—	6
Canadian provincial taxes	—	—	(145)
Foreign taxes	—	59	3,056

	—	59	2,917

Future provision (recovery):
Canadian federal taxes	—	—	(194)
Canadian provincial taxes	—	—	(140)
Foreign taxes	—	—	(32,864)

	—	—	(33,198)

	—	59	(30,281)

Consolidated	$33,442	$1,737	$(18,915)

MI Developments Inc. 2010 101

(d)
A future income tax provision (recovery) from continuing operations has been recognized on temporary differences, which consist of the following:
Years ended December 31,	2010	2009	2008
MID
Reductions in tax value of assets below book value	$4,033	$(7,498)	$609
Changes in enacted tax rates and legislation	—	(1,536)	—
Tax losses utilized	—	1,597	5,988
Benefit of losses not previously recognized	—	—	(6,634)
Accounting losses benefited	—	—	477
Impairment provision relating to loans receivable from MEC	5,577	(5,577)	—
Other	1,401	1,369	935

	11,011	(11,645)	1,375

MEC
Tax losses benefited	—	(2,221)	(50,182)
Changes in valuation allowance	—	5,664	71,777
Write-down of long-lived and intangible assets	—	—	(45,381)
Deductibility (non-deductibility) of interest expense	—	(3,826)	(12,595)
Other	—	383	3,183

	—	—	(33,198)

Consolidated	$11,011	$(11,645)	$(31,823)

(e)
Future tax assets consist of the following temporary differences:
As at December 31,	2010	2009
Tax benefit of operating loss carry forwards	$40,691	$29,835
Tax benefit of capital loss carry forwards	29,273	—
Tax value of assets in excess of book value	109,942	9,850
Other	21,466	—

	201,372	39,685
Valuation allowance	(197,776)	(29,835)

	$3,596	$9,850

  As at December 31, 2010, future tax assets include approximately $1.0 million related to the acquisitions of the Transferred Assets (note 2(c)).

  A valuation allowance was provided on future tax assets relating to the tax basis of real properties and other assets in excess of book basis and future tax assets for net operating loss, tax credit and other carry forwards.

(f)
Future tax liabilities consist of the following temporary differences:
As at December 31,	2010	2009
Book value of assets in excess of tax value	$59,814	$32,235
Other	6,737	5,589

	66,551	37,824

  As at December 31, 2010, future tax liabilities include approximately $26.0 million related to the acquisition of the Transferred Assets (note 2(c)).

102 MI Developments Inc. 2010

(g)
Net cash payments of income taxes amounted to $10.1 million for the year ended December 31, 2010 (2009 — $11.8 million; 2008 — $14.2 million).

(h)
The Company conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

(i)
MID

    During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur $12.7 million of current income tax expense. The Company has retained legal counsel to apply to the Ontario Superior Court of Justice to have the amalgamation set aside and cancelled. The outcome of this process is uncertain.

    As of December 31, 2010, the Company had $10.4 million (December 31, 2009 — $8.3 million) of unrecognized income tax benefits (including $1.0 million (December 31, 2009 — $0.7 million) of related accrued interest and penalties), all of which could ultimately reduce the Company's effective tax rate. The Company is currently under audit in Canada, Austria and Mexico. Given the stage of completion of the audits, the Company is unable to estimate the range of any possible changes to the unrecognized income tax benefit these audits may cause over the next year.

    A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Years ended December 31,	2010	2009	2008
Unrecognized tax benefits balance, beginning of year	$8,316	$6,538	$20,661
Gross increases for tax positions of prior years	—	642	519
Gross decreases for tax positions of prior years	—	(173)	(13,029)
Gross increases for tax positions of current year	2,020	1,112	3,131
Settlements	—	—	(2,793)
Lapse due to statute of limitations	—	(602)	(535)
Foreign currency impact	108	799	(1,416)

Unrecognized tax benefits balance, end of year	$10,444	$8,316	$6,538

    For the year ended December 31, 2010, the Company recognized no interest and penalties (2009 — nil; 2008 — $0.2 million) as part of the provision for income taxes in the consolidated statements of loss.

  (ii)
  MEC

    As a result of the deconsolidation of MEC on the Petition Date (note 1), as at December 31, 2010 and 2009, the Company has no unrecognized income tax benefits related to MEC. For the period from January 1, 2009 to the Petition Date, MEC recognized no recovery (2008 — $0.1 million) of interest and penalties within the provision for income taxes in the consolidated statements of loss.

MI Developments Inc. 2010 103

    As of December 31, 2010, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2005 through 2010
United States	2007 through 2010
Mexico	2005 through 2010
Austria	2006 through 2010
(i)
At December 31, 2010, the Company had operating tax loss carry forwards totalling approximately $102.3 million that expire as follows:
Year of expiry
2011 to 2012	$—
2013 to 2020	—
2021 to 2030	102,341
No expiry	—

$102,341

    At December 31, 2010, the Company had capital loss carryforwards totalling approximately $73.2 million that expire in 2015.

11.  BANK INDEBTEDNESS

(a)
The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 3.25% (December 31, 2009 — 3.50%), or the U.S. base or Canadian prime rate, in each case plus 2.25% (December 31, 2009 — 2.50%). At December 31, 2010, the Company had Cdn. $13.0 million ($13.1 million) drawn under the MID Credit Facility (December 31, 2009 — no borrowings) and had issued letters of credit totalling $2.9 million (December 31, 2009 — $0.2 million). The weighted average interest rate on the loans outstanding under the MID Credit Facility at December 31, 2010 was 5.83%.

  At December 31, 2010, the Company was in compliance with its debt agreement and related covenants. The Company intends to amend the MID Credit Facility to allow for the change in control of the Company should the reorganization proposal (note 27(a)) close.

(b)
A wholly-owned subsidiary of the Company that owns and operates Santa Anita Park had a $7.5 million revolving loan facility under its existing credit facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid for a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. In July 2010, the Company fully repaid the $3.9 million outstanding under the revolving loan facility. This facility is no longer available to the Company. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

104 MI Developments Inc. 2010

12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2010	2009
Accounts payable	$25,087	$1,263
Accrued salaries and wages	6,967	2,565
Accrued interest payable	390	371
Accrued construction payable	6,854	827
Accrued director share-based compensation	4,237	1,424
Deposits	2,767	—
Other accrued liabilities	24,451	14,726

	$70,753	$21,176

13.  LONG-TERM DEBT AND SENIOR UNSECURED DEBENTURES

(a)
Long-term Debt

  At December 31, 2010, the Real Estate Business has long-term debt of a mortgage in the amount of $2.3 million (December 31, 2009 — $2.4 million) bearing interest at 8.1% with a maturity date in January 2011. The mortgage was fully repaid in January 2011. The mortgage was repayable in equal blended monthly payments of Cdn. $35 thousand and was collateralized by the underlying property.

  The Company's wholly-owned subsidiary that owns and operates Santa Anita Park also had $61.1 million outstanding under its fully drawn term loan facility at April 30, 2010, the date of acquisition of the Transferred Assets, which bore interest at LIBOR plus 2.0%. In the second and third quarters of 2010, the Company fully repaid the $61.1 million outstanding under the term loan facility. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property. This facility is no longer available to the Company.

  The Company's wholly-owned subsidiaries that owned and operated 100% of MJC also had an aggregate of $12.9 million outstanding under three term loan facilities at April 30, 2010, the date of acquisition of the Transferred Assets. In the second quarter of 2010, the Company fully repaid the $12.9 million outstanding under the term loans facilities. The term loans were scheduled to mature on December 1, 2013 or June 7, 2017. However, these facilities were due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loans bore interest at LIBOR plus 2.6% per annum or 7.7% per annum and were collateralized by deeds of trust on MJC's land, buildings and improvements. These facilities are no longer available to the Company.

(b)
Senior Unsecured Debentures

  On December 22, 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all MID's existing and future senior unsecured indebtedness.

  The Debentures are redeemable, in whole or in part, at MID's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2010, all of the Debentures remained outstanding.

MI Developments Inc. 2010 105

  Interest on the Debentures is payable in Canadian dollars on a semi-annual basis. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the Debentures is presented as a reduction of the carrying amount on the Company's consolidated balance sheets. These costs, together with the discount in the issue price of the Debentures of Cdn. $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

(c)
The Company's net interest expense, including interest expense on bank indebtedness (note 11), the senior unsecured debentures, MEC's loan facilities with the MID Lender (note 3) and MEC's convertible subordinated notes that were outstanding up to the Petition Date, is comprised as follows:
Years ended December 31,	2010	2009	2008
Real Estate Business
Gross interest cost	$17,341	$14,623	$16,004
Less: interest capitalized	(845)	(676)	(833)

Interest expense	16,496	13,947	15,171
Interest income	(299)	(412)	(4,976)

Interest expense, net	16,197	13,535	10,195

Racing & Gaming Business
Gross interest cost	321	14,969	73,216
Less: interest capitalized	—	—	—

Interest expense	321	14,969	73,216
Interest income	(71)	(9)	(616)

Interest expense, net	250	14,960	72,600

Eliminations (note 3)	—	(9,510)	(39,963)

Consolidated	$16,447	$18,985	$42,832

  Interest capitalized relates to real estate properties under development.

  Gross interest cost consists of the following:

Years ended December 31,	2010	2009	2008
Real Estate Business
Interest on indebtedness initially incurred for a term of more than one year	$16,092	$14,602	$15,970
Other interest	1,249	21	34

	17,341	14,623	16,004

Racing & Gaming Business
Interest on indebtedness initially incurred for a term of more than one year	—	8,014	46,168
Other interest	321	6,955	27,048

	321	14,969	73,216

Eliminations (note 3)	—	(9,510)	(39,963)

Consolidated	$17,662	$20,082	$49,257

  Consolidated interest paid in cash for the year ended December 31, 2010 was $16.8 million (2009 — $16.2 million; 2008 — $44.4 million).

106 MI Developments Inc. 2010

14.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of pension and postretirement liabilities.

Employee Defined Benefit Pension Plans

Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with U.S. federal requirements that are imposed by law. In addition, AmTote sponsors a pension plan for union employees. Retirement benefits for the pension plan are funded entirely by AmTote. Normal retirement for the pension plan is age 65 with at least five years of service. Funding requirements comply with U.S. federal requirements that are imposed by law.

The net periodic pension cost includes the following components:

Years ended December 31,	2010	2009	2008
Service cost	$349	$—	$610
Interest cost on projected benefit obligation	667	—	995
Actual loss (return) on plan assets	(561)	—	2,879
Actual return on plan assets in excess (shortfall) of expected return on plan assets	—	—	(3,892)
Settlements	88	—	263
Amortization of actuarial losses	19	—	2

Net periodic pension cost	$562	$—	$857

The following tables provide a reconciliation of benefit obligation, plan assets and funded status of the plans:

Years ended December 31,	2010	2009	2008
Benefit obligation:
Benefit obligation, beginning of year	$—	$15,361	$18,577
Acquisition of Transferred Assets (note 2(c))	18,122	—	—
Service cost	349	—	610
Interest cost	667	—	995
Benefits paid	(458)	—	(648)
Actuarial gains	247	—	(2,710)
Settlements	(286)	—	(1,463)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(15,361)	—

Benefit obligation, end of year	18,641	—	15,361

Plan assets:
Fair value of plan assets, beginning of year	—	12,282	16,857
Acquisition of Transferred Assets (note 2(c))	13,899	—	—
Actual return (loss) on plan assets	703	—	(2,879)
Company contributions	613	—	615
Benefits paid	(458)	—	(648)
Settlements	(364)	—	(1,663)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(12,282)	—

Fair value of plan assets, end of year	14,393	—	12,282

Net pension liability	$4,248	$—	$3,079

Accumulated benefit obligation	$17,046	$—	$15,118

MI Developments Inc. 2010 107

At December 31, 2010, included in "other long-term liabilities" on the Company's consolidated balance sheets is $4.2 million of net pension liability. As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there is no net pension liability included in "other long-term liabilities".

Assumptions used in determining the unfunded status of the defined benefit pension plans are as follows:

	2010	2009	2008
Weighted average discount rate	5.5%	—	6.5%
Weighted average rate of increase in compensation levels	3.9%	—	2.0%
Expected long-term rate of return on plan assets	6.0% — 8.5%	—	6.0% — 8.0%

The expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of such investment categories.

The actuarial valuation date, measurement date and related assumptions for the funded status of the defined benefit pension plans were as of December 31.

The asset allocation for the defined benefit pension plans is as follows:

As at December 31,	2010	2009
Debt securities	52%	—
Equity securities	48%	—

Postretirement Benefit Plan

AmTote also sponsors a postretirement group medical plan for Tier 1 union employees who retire after the age of 53 with at least 13 years of service. The coverage terminates at age 65. For union plan participants who retired prior to September 1, 1994, coverage is fully provided by AmTote, whereas union plan participants retiring subsequent to September 1, 1994 are required to make certain contributions to obtain coverage. For Tier 1 employees retiring between April 15, 2004 and June 30, 2006, the coverage was replaced by employer contributions towards the cost of private insurance. For Tier 1 employees retiring after June 30, 2006, postretirement group medical coverage is not available.

The net periodic benefit recovery for the year ended December 31, 2010 is $50 thousand (2009 — nil; 2008 — recovery of $19 thousand). At December 31, 2010, the benefit obligation and accumulated benefit obligation is $92 thousand (December 31, 2009 — nil) and the fair value of plan assets is nil (December 31, 2009 — nil), which is included in the Company's consolidated balance sheets. Accordingly, at December 31, 2010, $92 thousand (2009 — nil) is included in "other long-term liabilities" on the Company's consolidated balance sheets.

Other Employee Benefit Plans

The Racing & Gaming Business also participates in several multi-employer benefit plans on behalf of its employees who are union members. Contributions to these plans were $4.6 million for the year ended December 31, 2010 (2009 — $0.8 million; 2008 — $5.1 million). The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which employees participate. Therefore, the contributions are expensed as paid under defined contribution accounting.

The Racing & Gaming Business also offers various 401(k) plans (the "401(k) Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the 401(k) Plans. Discretionary matching contributions are determined each year by the Company. The Racing & Gaming Business contributed $0.4 million to the 401(k) Plans for the year ended December 31, 2010 (2009 — $0.3 million; 2008 — $1.3 million).

108 MI Developments Inc. 2010

Expected Contributions and Future Benefit Payments

The expected benefits payments of the Racing & Gaming' Business' defined benefit pension plans and postretirement benefit plan are as follows:

	Defined Benefit Pension Plans	Postretirement Benefit Plan	Total
2011	$788	$27	$815
2012	1,072	16	1,088
2013	953	17	970
2014	1,183	10	1,193
2015	1,144	11	1,155
2016 — 2020	6,472	8	6,480

	$11,612	$89	$11,701

The expected employer contributions to the defined benefit pension plans and postretirement benefit plan for the year ended December 31, 2011 are $0.6 million and $0.1 million, respectively.

15.  SHARE CAPITAL

The Company's two classes of outstanding share capital are Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share. The Company's articles provide that holders of Class B Shares are entitled to convert such shares into Class A Subordinate Voting Shares on a one-to-one basis.

The Company's authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

The Class A Subordinate Voting Shares and Class B Shares issued and outstanding for the years ended December 31, 2010, 2009 and 2008 are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2010, 2009 and 2008	46,160,564	$1,506,088	547,413	$17,866	46,707,977	$1,523,954

16.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Years ended December 31,	2010	2009	2008
Contributed surplus, beginning of year	$58,575	$57,062	$46,608
Stock-based compensation	445	1,513	662
Gain on related party asset sale	—	—	9,792

Contributed surplus, end of year	$59,020	$58,575	$57,062

MI Developments Inc. 2010 109

17.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Years ended December 31,	2010	2009	2008
Accumulated other comprehensive income, beginning of year	$198,182	$161,827	$251,267
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	92	(582)
Foreign currency translation adjustment, net of noncontrolling interest(i)	(22,079)	48,315	(88,257)
Recognition of foreign currency translation loss (gain) in net loss(ii)	(42)	7,798	—
Change in net unrecognized actuarial pension losses, net of noncontrolling interest	(120)	—	(601)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(19,850)	—

Accumulated other comprehensive income, end of year(iii)	$175,941	$198,182	$161,827

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. The loss in the year ended December 31, 2010 is primarily due to the weakening of the euro against the U.S. dollar. The gain in the year ended December 31, 2009 is primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar. The loss in the year ended December 31, 2008 is primarily due to the weakening of the euro and the Canadian dollar against the U.S. dollar.

(ii)
Included in "other gains (losses), net" for the year ended December 31, 2009 is a $7.8 million (2008 — nil) foreign currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation, which was considered a substantially complete liquidation of that foreign operation. For the year ended December 31, 2010, $0.1 million included in "other gains (losses), net" represents the remaining foreign currency translation gain realized from the final liquidation of that foreign operation.

(iii)
Accumulated other comprehensive income consists of:
As at December 31,	2010	2009
Foreign currency translation adjustment	$176,061	$198,182
Net unrecognized actuarial pension losses	(120)	—

	$175,941	$198,182

110 MI Developments Inc. 2010

18.  NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Years ended December 31,	2010	2009	2008
Noncontrolling interest, beginning of year	$—	$24,182	$142,037
MEC's stock-based compensation	—	23	151
Disgorgement payment received from noncontrolling interest(i)	—	420	—
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	(6,308)	(125,828)
Other comprehensive income (loss) attributable to the noncontrolling interest:
Change in fair value of interest rate swaps, net of taxes	—	79	(500)
Foreign currency translation adjustment	—	(74)	(146)
Change in net unrecognized actuarial pension losses	—	—	(533)
Gain on related party asset sale	—	—	8,435
MEC's issuance of shares	—	—	595
MEC's stock consolidation	—	—	(29)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(18,322)	—

Noncontrolling interest, end of year	$—	$—	$24,182

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the SEC of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

19.  STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At December 31, 2010, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant and 50% on the first anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

MI Developments Inc. 2010 111

A reconciliation of the changes in stock options outstanding is presented below:

	2010		2009		2008
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Outstanding, beginning of year	881,544	24.50	494,544	34.83	516,544	35.09
Granted	95,000	12.90	455,000	14.54	—	—
Cancelled or forfeited	(141,544)	27.55	(68,000)	32.97	(22,000)	40.98

Outstanding, end of year	835,000	22.66	881,544	24.50	494,544	34.83

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2010:

Options Outstanding and Exercisable
Number	Exercise Price (Cdn. $)	Weighted Average Remaining Life in Years
135,000	31.85	2.7
50,000	35.62	4.0
50,000	32.21	6.7
100,000	41.17	5.8
405,000	14.54	8.9
95,000	12.90	9.6

835,000	22.66	7.2

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

The weighted average assumptions used in determining the fair value of the stock options granted are shown in the table below:

Years ended December 31,	2010	2009	2008
Risk-free interest rate	1.3%	1.4%	—
Expected dividend yield	3.3%	4.3%	—
Expected volatility of MID's Class A Subordinate Voting Shares	58.7%	56.2%	—
Weighted average expected life (years)	2.0	2.0	—
Weighted average fair value per option granted	$3.40	$3.65	—

112 MI Developments Inc. 2010

At December 31, 2010, the total unrecognized compensation expense relating to the outstanding stock options is nil as on December 23, 2010 all issued and unvested options were fully vested by amendment to the stock option agreements.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

Years ended December 31,	2010	2009	2008
Outstanding, beginning of year	115,939	80,948	41,452
Granted	52,058	80,472	39,496
Redeemed	(11,640)	(45,481)	—

Outstanding, end of year	156,357	115,939	80,948

During the year ended December 31, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $143 thousand. During the year ended December 31, 2009, 45,481 DSUs were redeemed by five directors, two of which left the Board in 2008 and three of which left the Board in 2009, for aggregate cash proceeds of $0.4 million.

During the year ended December 31, 2010, the Company recognized stock-based compensation expense of $3.4 million (2009 — $2.7 million; 2008 — $0.1 million), which includes a $3.0 million expense (2009 — $1.2 million expense; 2008 — $0.6 million recovery) pertaining to DSUs.

MI Developments Inc. 2010 113

20.  WRITE-DOWN OF LONG-LIVED AND INTANGIBLE ASSETS

Write-downs relating to long-lived and intangible assets have been recognized as follows:

Years ended December 31,	2010(i)	2009(ii)	2008(iii)
Continuing operations — Real Estate Business
Development properties — Land and improvements	$40,646	$—	$—
Commercial office	—	4,498	—
Vacant land and building	—	—	450

	40,646	4,498	450

Continuing operations — Racing & Gaming Business
XpressBet	3,513	—	—
The Maryland Jockey Club	—	—	49,795
Lone Star Park	—	—	34,357
Golden Gate Fields	—	—	30,475
The Meadows	—	—	1,059
Dixon, California	—	—	10,092

	3,513	—	125,778

Discontinued operations — Racing & Gaming Business
Magna Racino™	—	—	41,063
Portland Meadows	—	—	7,232

	—	—	48,295

	$44,159	$4,498	$174,523

(i)
During the year ended December 31, 2010, the Real Estate Business recorded impairment charges of $40.6 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the reorganization proposal received in the fourth quarter of 2010 (note 27), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real-estate appraisals. The write-down reduced the cost of the land and was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

During the second half of 2010, XpressBet's operations were adversely impacted by certain credit card companies choosing to block otherwise exempt internet gambling related transactions. As a result, the 2011 business plan reflected reductions in estimated future cash flows based on lower expectations for growth and profitability as it is anticipated that it will require additional time and investment to re-acquire customers that have either reduced or ceased their account wagering activity. Accordingly, during the year ended December 31, 2010, XpressBet recorded an impairment charge of $3.2 million relating to goodwill and $0.3 million relating to its trademark.

During the year ended December 31, 2010, an unconsolidated joint venture of the Racing & Gaming Business recorded a write-down of goodwill in the amount of $29.2 million for which the Company's share of the write-down was $14.9 million (note 7).

(ii)
As a result of further weakening in the commercial office real estate market in Michigan, in the fourth quarter of 2009, the Real Estate Business recorded a $4.5 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

114 MI Developments Inc. 2010

(iii)
During the year ended December 31, 2008, land and a vacant building was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale".

During the year ended December 31, 2008, MJC, Lone Star Park, Golden Gate Fields and The Meadows experienced lower average daily attendance and decreased wagering activity compared to previous years. In addition, the 2009 business plans for these operations reflected reductions in estimated future cash flows based on lower expectations for growth and profitability resulting primarily from the significant downturn in the economy. Based on these impairment indicators, the long-lived and intangible assets of MJC, Lone Star Park, Golden Gate Fields and The Meadows were tested for recoverability. An expected present value approach of estimated future cash flows was used to determine the fair value of the long-lived and intangible assets. Based on this analysis, impairment charges were required in the year ended December 31, 2008 relating to (a) the entire amount of $47.8 million of MJC's racing licence, (b) the entire amount of $34.4 million of Lone Star Park's racing licence, (c) the entire amount of $27.7 million of Golden Gate Fields' racing licence and (d) $1.1 million of fixed assets used in the operation of The Meadows. In addition, impairment charges of $2.0 million at MJC and $2.8 million at Golden Gate Fields were required during the year ended December 31, 2008, relating to development projects that were determined unlikely to have any future benefit.

As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $10.1 million related to the Dixon, California real estate property in the year ended December 31, 2008, which represented the excess of the carrying value of the asset over the estimated net realizable value.

As a result of the classification of Magna Racino™ as discontinued operations in 2008 (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded an impairment charge, included in discontinued operations, of $41.1 million during the year ended December 31, 2008, which represented the excess of the carrying value of the assets over the estimated net realizable value.

In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million in the year ended December 31, 2008 related to the instant racing terminals and build-out of the instant racing facility. In addition, as a result of the classification of Portland Meadows as discontinued operations (note 4), an evaluation of whether the carrying value of the assets exceeds their estimated net realizable value is made at each reporting period. As a result, MEC recorded a further impairment charge of $4.1 million during the year ended December 31, 2008 to reflect a decline in the estimated net realizable value of the assets. These aggregate impairment charges of $7.2 million are included in discontinued operations.

MI Developments Inc. 2010 115

21.  EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

Years ended December 31,	2010	2009	2008
Income (loss) from continuing operations	$(52,012)	$(43,153)	$6,334
Income (loss) from discontinued operations	—	864	(18,606)

Net loss attributable to MID	$(52,012)	$(42,289)	$(12,272)

Weighted average number of Class A Subordinate
Voting and Class B Shares outstanding (thousands)	46,708	46,708	46,708

Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$(1.11)	$(0.93)	$0.14
— from discontinued operations	—	0.02	(0.40)

	$(1.11)	$(0.91)	$(0.26)

As a result of the net loss attributable to MID for each of the years ended December 31, 2010, 2009 and 2008, the exercise of 881,544 (2009 — 494,544; 2008 — 516,544) options to acquire Class A Subordinate Voting Shares of the Company have been excluded from the computation of diluted loss per share since the effect would be anti-dilutive.

22.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2010	2009	2008
MID
Straight-line rent adjustment	$1,069	$760	$75
Interest and other income from MEC	—	(43,419)	(9,034)
Stock-based compensation expense	3,402	2,734	112
Depreciation and amortization	50,437	41,349	43,419
Write-down of long-lived and intangible assets	44,159	4,498	450
Impairment provision (recovery) related to loans receivable from MEC	(9,987)	90,800	—
Equity loss	29,501	—	—
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	504	—
Future income taxes	11,011	(11,645)	1,375
Loss (gain) on disposal of real estate	1,205	(206)	—
Other losses (gains), net	16	7,798	—
Purchase price consideration adjustment	(21,027)	—	—
Other	898	310	373

	110,684	93,483	36,770

116 MI Developments Inc. 2010

MEC
Stock-based compensation expense	—	23	303
Depreciation and amortization	—	7,014	45,668
Amortization of debt issuance costs	—	3,346	12,813
Equity loss (income)	—	(65)	3,042
Write-down of long-lived and intangible assets	—	—	125,778
Deconsolidation adjustment to the carrying value of the investment in MEC	—	46,173	—
Other losses (gains), net	—	—	(1,589)
Future income taxes	—	—	(33,198)
Other	—	20	2,441

	—	56,511	155,258

Eliminations (note 3(a))	—	(339)	(2,863)

Consolidated	$110,684	$149,655	$189,165

(b)
Changes in non-cash working capital balances are shown in the following table:
Years ended December 31,	2010	2009	2008
MID
Restricted cash	$801	$—	$—
Accounts receivable	30,855	571	4,954
Receivable from Reorganized MEC	41,299	—	—
Inventories	(234)	—	—
Loans receivable from MEC, net	(613)	(771)	17
Prepaid expenses and other	1,522	(5)	172
Accounts payable and accrued liabilities	(52,294)	7,392	988
Income taxes	12,940	2,981	(5,870)
Deferred revenue	(4,145)	1,542	1,663

	30,131	11,710	1,924

MEC
Restricted cash	—	189	8,955
Accounts receivable	—	(18,624)	4,275
Prepaid expenses and other	—	(2,076)	(3,734)
Accounts payable and accrued liabilities	—	11,289	(12,940)
Income taxes	—	48	2,140
Loans payable to MID, net	—	653	(17)
Deferred revenue	—	217	1,775

	—	(8,304)	454

Eliminations (note 3(a))	—	(43)	250

Consolidated	$30,131	$3,363	$2,628

(c)
Non-cash investing and financing activities

On April 30, 2010, the Company acquired the Transferred Assets with the purchase price being settled by the outstanding MEC loans of $347.1 million (note 2(c)) and cash payments aggregating $90.5 million.

MI Developments Inc. 2010 117

23.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)   Fair Value

  The Company has determined the estimated fair values of its consolidated financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company would realize in a current market exchange. The methods and assumptions used to estimate the fair value of financial instruments are described below.

  Cash and cash equivalents, restricted cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities

  Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

  Receivable from Reorganized MEC

  The fair value of the receivable from Reorganized MEC is determined based on future cash flows from expected proceeds to be received from a Court-approved sale of an MEC asset.

  Loans receivable from MEC, net

  The fair value of the loans receivable from MEC, net was determined based on the future cash flows from expected proceeds to be received from Court-approved sales of MEC assets and the value of collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were to be transferred to the Company under the Plan or for which the Court had yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan. At December 31, 2009, the estimated fair value of the loans receivable from MEC was approximately $362.4 million. For additional details of the Plan, refer to note 2.

  Senior unsecured debentures

  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At December 31, 2010, the fair value of the senior unsecured debentures was approximately $282.4 million (2009 — $219.0 million).

(b)   Credit Risk

  The Company's consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and receivable from Reorganized MEC.

  Cash and cash equivalents and restricted cash include short-term investments, such as commercial paper, which are only invested in governments and corporations with a minimum credit rating of A- (based on Standard and Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' rating scale). Credit concentration risk is further reduced by limiting the amount that is invested in any one government or corporation. The Company does not have investments in asset-backed commercial paper.

  Substantially all of the Real Estate Business' revenue is from Magna. Magna has an investment-grade credit rating from S&P and Dominion Bond Rating Service which mitigates the Company's credit concentration risk. As at December 31, 2010 and 2009, the Real Estate Business allowance for doubtful accounts in "accounts receivable" on the consolidated balance sheets was a nominal amount.

  The Racing & Gaming Business, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of

118 MI Developments Inc. 2010

  accounts. At December 31, 2010, the Racing & Gaming Business' accounts receivable included on the Company's consolidated balance sheets were net of an allowance for doubtful accounts of $6.1 million, (2009 — nil), which was estimated based on a review of specific customer balances and related historical collection experience. As a result of the deconsolidation of MEC at the Petition Date (note 1(c)), at December 31, 2009, there are no MEC "accounts receivable" included on the Company's consolidated balance sheets.

  The credit risk associated with the receivable from Reorganized MEC is described in note 2(a).

(c)   Interest Rate Risk

  The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and, prior to the deconsolidation of MEC at the Petition Date (note 1(c)), MEC's variable-rate long-term debt. Based on the balances of these financial liabilities outstanding as at December 31, 2010, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the year ended December 31, 2010 by approximately $0.1 million.

  The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" and "restricted cash" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at December 31, 2010 were outstanding throughout the entire year then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense, net" for the year ended December 31, 2010 by approximately $0.3 million.

(d)   Currency Risk

  The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Company's corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar and euro denominated financial assets and liabilities. Based on the balance of these financial instruments at December 31, 2010, a 10% change in exchange rates between the Canadian dollar and the relevant currencies at December 31, 2010 would not have had a material impact on the Company's consolidated net loss for the year ended December 31, 2010.

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At December 31, 2010, the Company did not have any foreign exchange forward contracts outstanding. At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell U.S. $0.5 million. These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Company with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Company's corporate operations having the Canadian dollar as its functional currency. Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets.

MI Developments Inc. 2010 119

(e)   Derivative Financial Instruments

  The following tables summarize the impact of these derivative financial instruments in the Company's consolidated financial statements as at December 31, 2010 and 2009 and for the years then ended:

As at December 31,	2010	2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$—	$10

		Amount of Losses (Gains) Recognized in Income on Derivatives
	Location of Losses (Gains) Recognized in Income on Derivatives
Years ended December 31		2010	2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign exchange losses (gains)	$(10)	$526

(f)    Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

  Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

120 MI Developments Inc. 2010

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at December 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$85,407	$—	$—
Restricted cash	9,334	—	—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Trademark(i)	$—	$—	$3,800
Goodwill(i)	—	—	7,191
Development properties — Land and improvements(ii)	—	—	39,449

As at December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$135,163	$—	$—
Restricted cash	458	—	—
Loans receivable from MEC, net (note 3(a))(iii)	—	—	362,404
Liabilities carried at fair value
Foreign exchange forward contracts(iv)	—	10	—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Real estate property(v)	$—	$—	$10,000

(i)
During the year ended December 31, 2010, a trademark with a cost of $4.1 million was written down to fair value of $3.8 million (note 20). The write-down of $0.3 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the trademark was determined based on the present value of estimated royalty rates using a net revenue stream determined by the relief-from-royalty valuation methodology.

During the year ended December 31, 2010, goodwill in the amount of $10.4 million was written down to fair value of $7.2 million (note 20). The write-down of $3.2 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010.

MI Developments Inc. 2010 121

  This is a Level 3 fair value measurement as the fair value of goodwill was determined based on the present value of future cash flows of the reporting unit.

(ii)
During the year ended December 31, 2010, certain lands held for development in the amount of $80.0 million were written down to fair value of $39.4 million (note 20). The write-down of $40.6 million is included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2010. This is a Level 3 fair value measurement as the fair value of the development properties were determined based on external real estate appraisals using estimated prices at which comparable assets could be purchased and adjusted for, among other things, location, size, zoning/density and topography of the properties.

(iii)
The following table reconciles the beginning and ending balances of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:
Years ended December 31,	2010	2009
Loans receivable from MEC, net, beginning of year	$362,404	$—
Loan advances to MEC	13,804	—
Loan repayments from MEC	(60,794)	—
Non-cash settlement of loan receivable from MEC (note 3(a))	(326,012)	—
Impairment recovery related to loans receivable from MEC (note 3(a))	9,987	—
Other	611	—

Loans receivable from MEC, net, end of year	$—	$—

  Certain assets are measured at fair value on a nonrecurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. As at December 31, 2009, loans receivable from MEC, net with an aggregate cost of $453.2 million were written down to fair value of $362.4 million. At April 30, 2010, loans receivable from MEC, net were settled. Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability is partially determined based on the value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3(a)).

(iv)
Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at December 31, 2009.

(v)
During the year ended December 31, 2009, a real estate property with a cost of $14.5 million was written down to fair value of $10.0 million (note 20). The write-down of $4.5 million was included in "write-down of long-lived and intangible assets" on the consolidated statements of loss for the year ended December 31, 2009. This is a Level 3 fair value measurement as the fair value of the real estate property was determined based on the present value of the estimated future cash flows from the leased property.

122 MI Developments Inc. 2010

24.  SEGMENTED INFORMATION

The
Company's reportable segments are described in note 1(a) to the accompanying consolidated financial statements.

(a)
The following tables present total assets and a measure of earnings with respect to the Company's operating segments:
As at December 31,	2010	2009
Total assets
Real Estate Business	$1,940,178	$1,918,151
Racing & Gaming Business	530,575	—

	2,470,753	1,918,151
Eliminations (note 1(a))	(526,425)	—

Total assets	$1,944,328	$1,918,151

Years ended December 31,	2010	2009	2008
Revenues
Real Estate Business	$174,480	$224,034	$219,141
Racing & Gaming Business	183,880	152,935	591,998

	358,360	376,969	811,139
Eliminations (note 3(a))	—	(9,636)	(40,566)

Revenues	$358,360	$367,333	$770,573

Interest expense, net
Real Estate Business	$16,197	$13,535	$10,195
Racing & Gaming Business	250	14,960	72,600

	16,447	28,495	82,795
Eliminations (note 3(a))	—	(9,510)	(39,963)

Interest expense, net	$16,447	$18,985	$42,832

Depreciation and amortization
Real Estate Business	$41,560	$41,349	$43,419
Racing & Gaming Business	8,877	7,014	45,668

	50,437	48,363	89,087
Eliminations (note 3(a))	—	(29)	(172)

Depreciation and amortization	$50,437	$48,334	$88,915

MI Developments Inc. 2010 123

Equity loss (income)
Real Estate Business	$—	$—	$—
Racing & Gaming Business	29,501	(65)	3,042

	29,501	(65)	3,042
Eliminations (note 3(a))	—	—	—

Equity loss (income)	$29,501	$(65)	$3,042

Income tax expense (recovery)
Real Estate Business	$33,413	$1,678	$11,366
Racing & Gaming Business	29	59	(30,281)

	33,442	1,737	(18,915)
Eliminations (note 3(a))	—	—	—

Income tax expense (recovery)	$33,442	$1,737	$(18,915)

Net income (loss)
Real Estate Business	$24,671	$11,717	$132,172
Racing & Gaming Business	(76,683)	(54,342)	(146,395)

	(52,012)	(42,625)	(14,223)
Eliminations (note 3(a))	—	336	1,951

Net loss attributable to MID	$(52,012)	$(42,289)	$(12,272)

(b)
The following tables show certain information with respect to geographic segmentation:
Revenues — years ended December 31,	2010	2009	2008
Real Estate Business
Europe	$73,419	$128,352	$119,722
Canada	57,838	53,188	56,679
United States	31,234	30,420	30,730
Mexico	11,989	12,074	12,010

	174,480	224,034	219,141

Racing & Gaming Business
United States	178,644	151,218	570,849
Canada	2,256	552	4,345
Europe	—	967	14,677
Australia	2,980	198	2,127

	183,880	152,935	591,998

Eliminations (note 3(a))	—	(9,636)	(40,566)

Consolidated	$358,360	$367,333	$770,573

124 MI Developments Inc. 2010

Real estate properties, net — as at December 31,	2010	2009
Real Estate Business
Europe	$488,114	$530,341
Canada	490,582	477,548
United States	261,742	307,561
Mexico	74,696	74,395

	1,315,134	1,389,845

Racing & Gaming Business
United States	349,867	—

	349,867	—

Consolidated	$1,665,001	$1,389,845

Fixed assets, net — as at December 31,	2010	2009
Real Estate Business
Europe	$49	$88
Canada	161	145

	210	233

Racing & Gaming Business
United States	12,476	—
Canada	2,329	—
Australia	207	—

	15,012	—

Consolidated	$15,222	$233

25.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
The Company has learned of the filing of a Statement of Claim (commenced by a Notice of Action) against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by certain shareholders alleging, among other things, that directors of MID breached their duties in connection with certain transactions with MEC. MID has not been served with this Statement of Claim or Notice of Action. The Company believes that this claim is entirely without merit. These shareholders filed the claim on May 21, 2010, but did not serve it upon MID or any of the other defendants. If and when the shareholders who have commenced this new claim decide to pursue it, MID will defend the claim vigorously and will seek the highest cost award possible in the circumstances.

(c)
The Company's Racing & Gaming Business operations generate a substantial amount of its revenues from wagering activities and are subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

MI Developments Inc. 2010 125

(d)
In addition to the letters of credit issued under the Company's credit facilities (note 11), the Company had $2.3 million of letters of credit issued with various financial institutions at December 31, 2010 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(e)
The Company has provided indemnities related to surety bonds issued in the process of obtaining licences and permits at certain of the Company's Racing & Gaming Business racetracks and to guarantee various construction projects related to activities of its subsidiaries. At December 31, 2010, these indemnities amount to $5.4 million, with expiration dates through 2013.

(f)
At December 31, 2010, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $8.7 million (2009 — $1.1 million).

(g)
In August 2010, the Company introduced the creation of the "Preakness 5.5", a bonus program which could award an aggregate of $5.5 million to the winner of the Preakness Stakes in May 2011. The bonus will be shared between the horse owner and the trainer. In order to qualify for the Preakness 5.5, two pre-qualifying races must be won. XpressBet will also sponsor the "XpressBet .55", a prize of $550 thousand awarded to the winner of the 2011 Preakness if that horse was not eligible for the Preakness $5.5 million bonus but was a runner in one of the pre-qualifying races and finished first, second or third in the second pre-qualifying race. The Company has acquired insurance coverage in the amount of $4.25 million for the Preakness 5.5 program. Should additional insurance coverage not be obtained, the Company is committed to award the remaining $1.25 million if there is a winner of the Preakness 5.5. In addition, the Company has acquired insurance coverage in the amount of $550 thousand for the XpressBet .55 program.

(h)
In September 2010, the Company announced the introduction of the "Black-Eyed Susan 2.2", a bonus program that could award an aggregate of $2.2 million to the winning horse owner and trainer of the Black-Eyed Susan Stakes in May 2011. To qualify for the Black-Eyed Susan Stakes, a three-year-old horse must first win two pre-qualifying races plus the Gulfstream Park Oaks race. Also, the Company has committed to award the "XpressBet Consolation Prize", an aggregate of $220 thousand to the horse owner and trainer if they are a runner in a pre-qualifying race of the Black-Eyed Susan 2.2, finishes first, second or third in the Gulfstream Park Oaks race and wins the Black-Eyed Susan Stakes. In addition, the Company is committed to award $50 thousand for the "AmTote Jockey Bonus". This prize is awarded to the Black-Eyed Susan Stakes winning jockey who wins one of the qualifying races and competes in at least one other qualifying race. The Company has acquired insurance coverage in the amount of $2.2 million for the Black-Eyed Susan 2.2 bonus program. In addition, the Company is committed to award the XpressBet Consolation Prize and the AmTote Jockey Bonus should there be a winner as described above.

(i)
On March 4, 2007, certain of the Transferred Assets entered into a series of agreements with Churchill Downs Incorporated ("CDI") in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horse racing content and to promote the availability of horse racing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet"), a reciprocal content swap agreement and the purchase by CDI from the Transferred Assets of a 50% interest in HRTV®. Under the reciprocal content swap agreement, the Company and CDI exchanged their respective horse racing signals. Both the Company and CDI are required to make capital contributions, as required, on an equal basis, to fund the operations of HRTV, LLC. The TrackNet joint venture is in the process of being dissolved.

(j)
In May 2005, a Limited Liability Company Agreement was entered into between the Transferred Assets and Forest City concerning the development of The Village at Gulfstream Park™, an outdoor shopping and entertainment centre adjacent to Gulfstream Park that opened in February 2010. Forest City contributed $15.0 million as an initial capital contribution. The Company is obligated to contribute 50% of any equity amounts in excess of $15.0 million, as required. If the Company or Forest City fail to make required capital contributions when due, then either party to the agreement may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the partners would be adjusted accordingly. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements

126 MI Developments Inc. 2010

  and reserves) will first be distributed to the Forest City partner, subject to certain limitations, until such time as the initial contribution accounts of the partners are equal. Thereafter, the cash receipts are generally expected to be distributed to the partners equally, provided they maintain their equal interest in the partnership. The annual cash payments made to the Forest City partner to equalize the partners' initial contribution accounts will not exceed the amount of the annual ground rent.

(k)
On May 8, 2008, the Los Angeles Turf Club, Incorporated. ("LATC") commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 20, 2008, the presiding judge denied the defendants' motions. The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track. In addition, the defendants filed a counter-claim against LATC, which was dismissed. A court-ordered mediation was held on December 1, 2010 and the mediator had requested the defendants to provide additional documents by December 24, 2010. The documents are being reviewed by the mediator.

(l)
The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site. With the issuance of the permit in 2006, there are certain compliance efforts the Control Board requested that management address over the five-year permit period. The Control Board has not given deadlines for immediate compliance nor is Santa Anita Park's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, Santa Anita commenced discussions with the Control Board regarding the nature of the compliance requests and commenced the planning process as to how Santa Anita would address these requirements. A number of these requirements have been or are expected to be addressed through planned capital projects. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement. This process will span several years as Santa Anita Park addresses each of these requirements. The exact scope, cost and timing of the remediation efforts have not been finalized and a compliance plan has not been agreed upon with the Control Board. It has been concluded that no accrual is required at December 31, 2010, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and Santa Anita Park had not finalized a compliance plan with the Control Board.

(m)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement, however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the Transferred Assets (note 2(c)), MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any.

MI Developments Inc. 2010 127

  Also, on the completion of the sale in November 2006, the parties entered into a racing services agreement whereby MEC agreed to pay $50 thousand per annum and continue to operate, for its own account, the racing operations at The Meadows until at least July 2011. However, as a result of MEC's Chapter 11 filing on the Petition Date (note 1(c)), on August 31, 2009, MEC was authorized by the Court to terminate the racing services agreement. $5.6 million of the proceeds from the sale of The Meadows was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount was being recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expired on December 31, 2009, whereby the horsemen made contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement were revised, resulting in $2.0 million of previously deferred gains being recognized in "other gains (losses), net" for the year ended December 31, 2008.

(n)
The Company owns an approximate 22% interest in the real property upon which Portland Meadows is located, and also owns the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires the Portland Meadows racetrack to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (i) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (ii) five percent of revenues not related to horseracing up to $0.8 million, and (iii) three percent of revenues not related to horseracing in excess of $0.8 million. As the owner of an approximate 22% interest in the real property, Portland Meadows receives approximately 22% of the rent payments, which are applied to the rental payments made by Portland Meadows in order to reduce rent expense, which is included in "operating costs" on the consolidated statements of loss for the year ended December 31, 2010 and in "discontinued operations" for the years ended December 31, 2009 and 2008.

(o)
At December 31, 2010, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:
2011	$1,924
2012	1,434
2013	1,177
2014	989
2015	834
Thereafter	—

$6,358

(p)
Commitments under operating leases do not include contingent rental payments. For the year ended December 31, 2010, operating lease expense amounted to approximately $1.3 million (2009 — $1.5 million; 2008 — $5.7 million).

128 MI Developments Inc. 2010

26.  RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net loss attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income (loss) attributable to MID under Canadian GAAP:

	2010	2009	2008
Net loss attributable to MID under U.S. GAAP	$(52,012)	$(42,289)	$(12,272)
Interest expense on subordinated notes(i)	—	6,570 *	(1,265)
Depreciation and amortization(ii)	—	(340) *	54
Stock-based compensation(iii)	—	3,204 *	—
Development property carrying costs(iv)	—	—	580
Net gain on related party asset sale(v)	—	—	9,914
Foreign currency translation losses(vi)	(8,004)	(28,241)	(105)
Other	—	—	(122)

Net loss attributable to MID under Canadian GAAP	$(60,016)	$(61,096)	$(3,216)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$(1.28)	$(1.33)	$0.40
— discontinued operations	—	0.02	(0.47)

	$(1.28)	$(1.31)	$(0.07)

Comprehensive loss attributable to MID under U.S. GAAP	$(74,253)	$(5,934)	$(101,712)
Net adjustments to U.S. GAAP net loss per above table	—	(18,807)	9,056
Translation of development property carrying costs(iv)	380	210	(226)
Foreign currency translation gains(vi)	8,004	28,241	105
Employee defined benefit and postretirement plans(vii)	120	(728) *	601

Comprehensive income (loss) attributable to MID under Canadian GAAP	$(65,749)	$2,982	$(92,176)

*
Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

(i)
Financial Instruments and Long-term Debt

Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

(ii)
Depreciation and Amortization

Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC was deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008. Under U.S. GAAP,

MI Developments Inc. 2010 129

    these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

  (iii)
  Stock-based Compensation

  Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

  (iv)
  Capitalization of Development Property Carrying Costs

  Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

  (v)
  MEC Sales to Magna

  Under Canadian GAAP, a gain on the sale of real estate to a related party that owns less than 80% of the vendor's share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP. However, under U.S. GAAP, where the related tax effect of the gain on the related party transaction is offset by the utilization of losses from activities other than the related party transaction, the benefit from such losses is recognized as an income item rather than as a contribution of equity.

  (vi)
  Investment Translation Gains or Losses

  Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

  (vii)
  Employee Defined Benefit and Postretirement Plans

  Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and noncontrolling interest impact. No such adjustment is required under Canadian GAAP.

  (viii)
  Joint Ventures

  Under U.S. GAAP, the Company's investments in joint ventures are accounted for using the equity method of accounting, resulting in the proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of loss. Similarly, the Company's investments in joint ventures are included in a single line, "other assets", on the Company's consolidated balance sheets. Only

130 MI Developments Inc. 2010

    cash invested by the Company into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, the Company's investments in joint ventures are accounted for using the proportionate consolidation method. The Company's proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of loss and consolidated statements of cash flows on a line-by-line basis.

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at December 31, 2010	U.S. GAAP	Joint Ventures	Benefit Plans	Property Carrying Costs	Canadian GAAP
Cash and cash equivalents	$85,407	$2,703	$—	$—	$88,110
Restricted cash	9,334	67	—	—	9,401
Accounts receivable	30,029	3,847	—	—	33,876
Income taxes receivable	2,184	408	—	—	2,592
Inventories	4,763	85	—	—	4,848
Prepaid expenses and other	12,078	2,271	—	—	14,349
Real estate properties, net	1,665,001	129,459	—	4,859	1,799,319
Fixed assets, net	15,222	650	—	—	15,872
Other assets	42,985	(30,607)	—	—	12,378
Future tax assets	3,596	—	—	(218)	3,378
Accounts payable and accrued liabilities	70,753	19,223	—	—	89,976
Long-term debt due within one year	2,254	2,100	—	—	4,354
Deferred revenue	6,376	143	—	—	6,519
Long-term debt	—	78,598	—	—	78,598
Other long-term liabilities	4,340	7,500	(2,137)	—	9,703
Future tax liabilities	66,551	1,319	—	1,413	69,283
Shareholders' equity	1,492,380	—	2,137	3,228	1,497,745

As at December 31, 2009	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,389,845	$4,325	$1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders' equity	1,589,542	2,849	1,592,391

27.  SUBSEQUENT EVENTS

(a)
On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reoganization proposal achieves this through: i) the cancellation of all 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of MID's Racing & Gaming Business as well as lands held for development as described in note 5(a) and other assets (and associated liabilities), and $20 million of working capital as of January 1, 2011 and ii) the purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares. As part of the reorganization proposal, MID must contribute to the Racing & Gaming Business cash in the amount of $2.5 million in respect of January 2011 and $3.8 million per month in respect of the period from February 1, 2011 to

MI Developments Inc. 2010 131

  closing. In addition, MID and the Stronach shareholder have agreed to split equally any amounts received upon the completion of the sale of Lone Star LP and any proceeds pursuant to The Meadows Holdback Agreement.

  The reorganization proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and is supported by MID's controlling shareholder, which holds 57% of the votes attaching to MID's outstanding shares. Each of the Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the proposed reorganization.

  The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) and will be subject to approval by shareholders at the annual and general meeting scheduled to be held on March 29, 2011 and the Ontario Superior Court of Justice thereafter. The Board of Directors has approved MID entering into the transaction and recommends that the holders of Class A Subordinate Voting Shares and Class B Shares vote in favour of the resolution approving the Arrangement (the "Arrangement Resolution"). The votes represented by the Stronach Shareholder, the Initiating Shareholders and the other holders of the Class B Shares who have agreed to vote in favour of the Arrangement will be sufficient to pass the Arrangement Resolution.

(b)
On October 1, 2010, ST Acquisition Corp. ("STAC"), a corporation controlled by members of the Stronach family, announced by way of press release that it intended to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it did not already own at a price of $13.00 per share in cash (the "Proposed STAC Offer"). The closing price of the Class A Subordinate Voting Shares on the TSX and the NYSE on September 30, 2010 was Cdn.$11.25 and $10.99, respectively. The Proposed STAC Offer was not conditional on any minimum number of shares being tendered. STAC has subsequently advised MID that, as a result of the reorganization proposal, it has suspended the Proposed STAC Offer.

(c)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including MJC and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Frank Stronach, in the Circuit Court for Baltimore City in Baltimore Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to Plaintiff PPE Casino Resorts Maryland, LLC to conduct alternative gaming at the Arundel Mills Mall. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit.

132 MI Developments Inc. 2010

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  Exhibit 2